02029033

"On The Wings of Change..."

AEIS
PE-12/31/01
Associated Estates Realty Corp



PROCESSED
APR 0 3 2002
THOMSON
FINANCIAL

Associated Estates Realty Corporation

Annual Report 2001

ISSION STATEMENT

" Associated Estates Realty Corporation

will be recognized for an unequaled commitment to

resident service, employee satisfaction and investor value."



CONTENTS

This Annual Report contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainties, including without limitation, the factors detailed in Management's Discussion and Analysis on page 11 of this Annual Report.

Met-a-mor-pho-sis



as•so•ci•at•ed es•tates re•al•ty cor•po•ra•tion

1. A metamorphosis; transformation, the ability to change and adapt. **2.** A change in appearance, character, condition or function.

ASSOCIATED ESTATES



Associated Estates Realty Corporation (NYSE: AEC) is a real estate investment trust ("REIT") headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company and its advisory affiliate specialize in the ownership, management, development and acquisition of multifamily properties.

AEC is one of the largest multifamily property managers in the United States and currently directly or indirectly owns, manages or is a joint venture partner in 128 multifamily communities containing 31,333 units in 14 states. The Company employs approximately 950 people. AEC and its affiliates are structured to provide real estate investment management services for a variety of constituents, including advisory clients, co-investment partners and third party owners.

In business for 35 years, AEC became a publicly traded company on the New York Stock Exchange in November 1993. In 1998, the Company acquired privately owned MIG Realty Advisors, Inc. (M∘I∘G), one of the nation's leading multifamily asset managers and pension fund advisors. M∘I∘G's clients include some of the largest public and private employee pension funds in the country.

Following the M∘I∘G acquisition, management focused on several initiatives during 1999 and 2000, including decentralizing property operations; retooling the Company's internal systems and processes; re-training on-site management and recruiting new talent; upgrading the quality of the portfolio through a substantial capital improvement campaign and by selling non-core assets;

emphasizing the advisory business as a strategic part of the Company's business; and restructuring the balance sheet.

GEOGRAPHIC DISTRIBUTION OF OWNED UNITS



Cleveland, Ohio - 16 %
Columbus, Ohio - 20 %
Indianapolis, Indiana - 6 %
Washington, D.C. - 7 %
North Carolina - 2 %
Pittsburgh, Pennsylvania - 3 %
Michigan - 21 %
Florida - 11 %
Houston, Texas - 1 %
Atlanta, Georgia - 4 %
Phoenix, Arizona - 2 %
Toledo, Ohio - 7 %

Currently, approximately 70 percent of the Company's owned portfolio is located in the Midwest, primarily in Michigan and Ohio, with the majority of those properties located in three markets: Cleveland (Northeast Ohio), Columbus (Central Ohio) and Michigan, as shown on the graph. The Company has decided to reduce the Midwest portion of its portfolio to 50 percent over the next two years. The Company's strategy is to combine the steady and predictable historical growth from its Midwest properties with expansion into markets with higher historical growth rates, such as Atlanta, Florida and the metropolitan Washington, D.C. area.



Taking Flight



"One day, a small opening appeared on a cocoon. A man sat and watched for the butterfly for several hours as it struggled to force its body through the little hole. Then, it seemed to stop making any progress.

It appeared as if it had gotten as far as it could and could not go any further.

So the man decided to help the butterfly. He took a pair of scissors and opened the cocoon.

The butterfly then emerged easily, but it had a withered body. It was tiny and its wings were shriveled.

The man continued to watch because he expected that, at any moment, the wings would open, enlarge and expand, to be able to support the butterfly's body.

Neither happened! In fact, the butterfly spent the rest of its life crawling around with a withered body and shriveled wings. It never was able to fly.

What the man, in his kindness and his goodwill, did not understand was that the restricting cocoon and the struggle required for the butterfly to get through the tiny opening were nature's way of preparing the butterfly for flight once it achieved its freedom from the cocoon.

Sometimes, struggles are exactly what we need to make us stronger.

If we went through life without any obstacles, we would not be as strong as we could have been. We would never be able to fly."

(anonymous)

The merger with M•I•G Realty Advisors in 1998 created a substantial challenge for our Company as we sought to merge cultures, systems, processes and personnel into one unified organization. By the end of 1998, the Company's operating performance, debt leverage, capital constraints and the "Street's" uncertainty about the synergies of the merger clearly had a significant impact on our stock price. During 1999 and 2000, we set out to accomplish several initiatives that we were confident would improve our long term performance. With those initiatives largely complete, our focus over the past 12 to 18 months has been on improving our performance by:

- Generating quarter over quarter rent growth above our historical levels
- Reducing corporate overhead expenses
- Improving customer service
- Providing value added services to residents
- Upgrading the quality of the portfolio through a substantial capital improvement campaign

While we realize that we are just beginning to "take flight" following the significant changes we have undergone over the past few years, we are pleased with our results in 2001, shared with you on the following pages.

YEAR IN REVIEW

We are pleased to share with you the following highlights of our operating and financial performance for 2001 compared with 2000.

- *Generated total revenues of $157 million, consistent with revenues in the year 2000, with approximately $40 million less assets*
    - *Increased total funds from operations (FFO) by 3.0%*
- *Increased FFO per share by 3.9%*
    - *Reduced total general and administrative (G&A) expenses by $1.2 million, or 8.2%*
- *Increased same store revenues by 2.8%*
    - *Increased same store net operating income (NOI) by 1.8%*
- *Generated $1.00 per share in cash available for distribution versus $0.80 per share in 2000*
    - *Generated 26% total return to common shareholders[1]*
- *Generated 52% total return to preferred shareholders[1]*



(1) Assumes shares purchased at beginning of year and held through December 31, 2001

To Our Shareholders



March 21, 2002

Dear Fellow Shareholders:

As we reflect on 2001, we can't help but begin by sharing with you our impression of how we are positioned for 2002. This measurement is not one of year-over-year growth in funds from operations (FFO) or other common financial measurements of performance but the level of enthusiasm and competence we observed recently at our National Leadership Conference in Orlando. We brought together over 200 of our key decision makers. While we celebrated their 2001 accomplishments, our primary focus was on the steps we, as a company, have taken to provide the tools and framework for continued improvement. The level of professionalism and the depth of our experience have never been more apparent. An understanding of our strategic objectives, shared with you on page 9 of this report, has been drilled down to a level at AEC like never before. We believe this focus will generate compelling results over the next several years.

The year 2001 will be one we will all long remember. The horrific terrorist attacks on our country clearly have left a lasting impression on every American. Our nation mourned for those families who lost loved ones in the attacks. Today, in the context and aftermath of these events, it is not easy to speak about corporate accomplishments and our vision for the future. These things seem well down the list in importance given the challenges we face as a country to restore peace and a sense of security for all Americans. Nevertheless, we are proud of many of our accomplishments in 2001, which include:

- *Growth in funds from operations (FFO) per share of 3.9 percent compared with 2000*
- *Same store net operating income (NOI) growth of 1.8 percent compared with 2000*


Jeffrey I. Friedman

- *A total return to our common shareholders of 26 percent and a total return to our preferred shareholders of 52 percent (based on shares acquired at the beginning of the year and held through December 31, 2001)*
- *Inclusion in the Russell 2000 Index in June 2001*
- *Numerous industry and association awards to employees and properties throughout our portfolio, recognizing outstanding performance and accomplishments*

For 2001, total revenues were $157,120,000 compared with $157,106,000 in 2000. While our total revenues remained stable compared with the prior year, they were generated on approximately $40 million of fewer assets, as we sold a total of seven properties in 2001.


Louis E. Vogt

Funds from operations (FFO) were $1.32 per diluted common share compared with $1.27 per diluted common share in 2000, an increase of 3.9 percent. More importantly, our cash available for distribution was $1.00 per share for the year compared with $0.80 per share in 2000. Our stated goal for the year 2001 was to generate cash flow sufficient to cover the $1.00 annualized dividend. Having invested a significant amount of capital in our properties over the past few years, we expect to continue to grow our cash available for distribution.

We are pleased that we were able to reduce our total general and administrative (G&A) costs by more than $1 million for the year compared with 2000. While controlling expenses in 2002 will be challenging, our plan is to hold G&A flat. Moreover, we believe we have the infrastructure in place to continue to grow without adding significant overhead expenses. Virtually all of our debt is fixed rate, thus, we expect little change if not a slight decrease in interest expense during the year as a result of amortization. In fact, we hope to benefit by selling some of our properties with these fixed rate loans and obtaining more favorable financing on the properties we plan to acquire. Our debt maturities for 2002 are relatively minimal, at approximately $20 million.

During 2001, we acquired three multifamily properties containing a total of 971 units on behalf of M∘I∘G's pension fund advisory clients. Currently, we provide asset management services for seven clients and 23 properties located in 10 states through M∘I∘G Realty Advisors. The total advised assets under management are approximately $850 million.

During 2001, we completed construction and began leasing 220 units at two joint venture properties: Berkley Manor located in Cranberry Township, near Pittsburgh, and Phase II of Idlewylde in Atlanta. Two other projects in Florida are in the pre-development stage: a 288-unit multifamily community in Orlando and a multifamily development on the Intracoastal Waterway in Palm Beach County. Both will be joint ventures. We will continue to use our development and acquisition experience to identify opportunities that will contribute to our long term growth. These will be projects where we will have a 100 percent interest, as well as joint ventures. In addition, we will continue to provide this expertise to the properties owned by our advisory clients.

We expect property sales to approach $100 million in 2002. By selling Midwest assets and reinvesting the proceeds in targeted markets outside the Midwest, we expect to enhance the overall growth of our portfolio. Our target is to achieve 50 percent of total investment within and outside of the Midwest over the next two years. We will be looking to increase our presence in the metropolitan Washington D.C. area, Atlanta and Florida while at the same time reviewing opportunities in other markets that we believe will complement our growth and geographic diversification efforts.

Our primary challenge in 2002 is to achieve increased occupancy to offset increasing concessions and operating expenses. We anticipate same store rent growth in the range of two percent and modest growth in property operating expenses, resulting in flat same store NOI growth. With physical occupancy at 90.5 percent at the end of 2001, we have an opportunity to generate top line growth through occupancy gains in our same store portfolio.

Every employee at AEC today is prepared for the opportunities that lay before us in this present economy. It is during challenging times that good people truly make the difference, and we believe our team can get the job done. We appreciate your continued support.

Sincerely,

Jeffrey I. Friedman
Chairman and CEO

Louis E. Vogt
President and COO

STRATEGIC PLAN



The "incubation period" for our strategic plan began prior to the merger with M•I•G Realty Advisors in 1998. At that time, we created our mission statement, which appears on the inside cover of this report, and formalized our core values: commitment, customer service, integrity, respect and teamwork.

The elements of our five-year plan are consistent with the focus on the three primary constituents identified in our mission statement: our residents, our employees and our investors. From an investor standpoint, our goal is to generate returns equal to or better than the returns that could be obtained by investing in our multifamily peers.

Our five-year strategic plan consists of specific goals related to four objectives:

- Grow our business by improving return on assets, net operating income, funds from operations and cash available for distribution. Emphasis is on performance within a range of our multifamily peer group.

- Diversify our markets by transforming from a predominant Midwest geographic concentration of properties to a lesser Midwest concentration. Our target is to achieve 50 percent of our total investment outside of the Midwest over the next two years. This will be achieved through joint ventures, dispositions and acquisitions. The expected impact is to increase our investments in higher growth markets and gain greater cost and operating efficiencies.

- Increase resident satisfaction by providing outstanding service and value. Emphasis will be placed on the continuous measurement of resident satisfaction, reducing resident turnover, increasing the number of leases generated by resident referrals and improving our responses to resident service requests.

- Build a "high challenge/high support" culture by encouraging employees to reach beyond their self-imposed limits. We believe the most essential component of our business is our human capital. Over the past two years, we have created a fully decentralized operation with a "CEO" at every property, reduced employee turnover by 10 percent, reduced our corporate staff by 30 percent and reduced overhead expenses by 18 percent. Our strategy will be to continue to improve our recruiting techniques, emphasize pay for performance, and invest in our people through training, career pathing and succession planning.

We plan to periodically report on our progress towards achieving the specific objectives of our plan.



Awards and Recognition

We are pleased to acknowledge several employees and properties that were recognized for their outstanding level of quality and service in 2001 by various industry organizations throughout the country. Our ability to provide superior resident service depends upon the quality of our employees, represented by the individuals mentioned below.

In addition, hundreds of our employees participated in a variety of community and charitable activities during the year, helping dozens of agencies make the communities where we do business a better place to work and live. These efforts are highlighted in our "Community Involvement Report for 2001."

2001 Pillars of the Industry Awards

Windsor at Kirkman, Orlando, Florida - "Best Leasing Center"
Awarded by the National Association of Home Builders Multifamily Division, Urban Land Institute and Mortgage Bankers Association of America

2001 Glastar Awards

Amy Visscher, River Oaks, Kentwood, Michigan - "Manager of the Year" (over 300 units)
Cheryl Podolak, The Landings at the Preserve, Battle Creek, Michigan - "Assistant Manager of the Year" (101 - 300 units)
Norman Cole, Summer Ridge Apartments, Kalamazoo, Michigan - "Outstanding Housekeeping Technician"
Central Park Place, Grand Rapids, Michigan - "Best Exterior Signage" (under 300 units)
River Oaks, Kentwood, Michigan - "Best Decorated Model" and "Best Brochure" (over 300 units)
Awarded by the Property Management Association of Michigan

Communities of Quality Awards 2001

Lourexis, Cleveland, Ohio and Alexia Manor, Cleveland, Ohio - "Exemplary Elderly Property"
Awarded by the Midwest Affordable Housing Management Association

2002 Pillars of the Industry Award



Beverly Mothersbaugh

Beverly Mothersbaugh, Asset Specialist, Northeast Ohio - "Regional/Multi-Site Manager of the Year"
Awarded by the National Association of Home Builders Multifamily Division, Urban Land Institute and Mortgage Bankers Association of America

Torri Gillette, Isles at Sawgrass and Park at Sawgrass, Sunrise, Florida - "Property Manager of the Year" finalist



Torri Gillette

The following discussion should be read in conjunction with the financial statements and notes thereto included in Part II, Item 8 of the Company's Report on Form 10-K. Historical results and percentage relationships set forth in the Consolidated Statements of Income contained in the financial statements, including trends which might appear, should not be taken as indicative of future operations. This discussion may also contain forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following:

- changes in economic conditions in the markets in which the Company owns properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors;
- risks of a lessening of demand for the multifamily units owned or managed by the Company;
- competition from other available apartments and change in market rental rates;
- increases in property insurance costs;
- inability to obtain terror insurance or if obtainable, then at reasonable rates;
- changes in government regulations affecting the Affordable Housing properties;
- changes in or termination of contracts relating to third party management and advisory business;
- inability to renew current HAP contracts at existing rents;
- weather and other conditions that might adversely affect operating expenses;
- expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, additional staffing, and real estate tax valuation reassessments; and
- changes in market conditions that may limit or prevent the Company from selling properties identified for disposition, which may impede the Company's ability to continue to diversify its portfolio.

Overview

The Company is engaged principally in the ownership and operation of multifamily residential units. Additionally, the Company and its subsidiaries provide asset and management services to third party owners of multifamily residential units for which the Company is paid fees.

Federal Income Taxes

The Company has elected to be taxed as a real estate investment trust ("REIT") under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended, commencing with its taxable year ending December 31, 1993. REITs are subject to a number of organizational and operational requirements including a requirement that 90.0% (95.0% prior to January 1, 2001) of the income that would otherwise be considered as taxable income be distributed to shareholders. Providing the Company continues to qualify as a REIT, it will generally not be subject to federal income tax on net income. However, the Company's Service Companies are subject to federal income tax.

On December 17, 1999, as part of a larger bill, the REIT Modernization Act ("RMA") was signed into law. Effective beginning January 1, 2001, the RMA has amended the tax rules relating to the composition of a REIT's assets. Under prior law, REITs were precluded from owning more than 10.0% of the outstanding voting securities of any one issuer, other than a wholly owned subsidiary or another REIT. Beginning in 2001, a REIT will generally remain subject to this current restriction and will also be precluded from owning more than 10.0% of the value of all securities of any one issuer.

As an exception to this prohibition, a REIT will be allowed to own up to 100% of the securities of a Taxable REIT Subsidiary ("TRS") that can provide non-customary services to REIT tenants and others without disqualifying the rents that a REIT receives from its tenants. However, no more than 20.0% of the value of a REIT's total assets can be represented by securities of one or more TRS's. The amount of intercompany interest and other expenses between a TRS and a REIT are subject to arms length allocations. The Company has elected TRS status for all of its service company subsidiaries for 2001.

Critical Accounting Policies

The consolidated financial statements of the Company include accounts of the Company, all subsidiaries, the Service Companies, a partnership in which the Company is a 66.67% owner and the Operating Partnership structured as a DownREIT. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, management has utilized information available including industry practice and its own past history in forming its estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. It is possible that the ultimate outcome as anticipated by management in formulating its estimates inherent in these financial statements may not materialize. However, application of the accounting policies below involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates. In addition, other companies may utilize different estimates, which may impact comparability of the Company's results of operations to those of companies in similar businesses.

Real Estate and Depreciation

Real estate assets are stated at the lower of cost or fair value, as appropriate, less accumulated depreciation. Costs related to the acquisition, development, construction and improvement of properties are capitalized including interest, internal wages and benefits, real estate taxes and insurance. Capitalization usually begins with the commencement of development activity and ends when the property is ready for leasing.

Replacements and improvements, such as HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations are capitalized and depreciated over their estimated useful lives as follows:

Buildings and improvements	5-30 years
Furniture, fixtures and equipment	5-10 years

The Company is required to make subjective assessments as to the useful lives of its properties for purposes of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on the Company's net income.

Ordinary repairs and maintenance, such as unit cleaning and painting and appliance repairs are expensed.

The Company follows a practice of discontinuing the depreciation of assets specifically identified by management as held for sale. A valuation allowance is established for any asset so identified, if in management's opinion, the net sales price of the asset is less than its net book value.

Revenue Recognition

The Company's residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis. Retroactive revenue increases related to budget based Affordable Housing Properties are generally recognized based on rental applications submitted and approved by HUD.

Acquisition, management and disposition fees and other fees are recognized when the related services are performed and the earnings process is complete. Servicing fee income, related to pension fund loans, is recognized when earned and is included in other income in the Consolidated Statements of Operations.

Rent concessions, including free rent and leasing commissions, incurred in connection with residential property leases are capitalized and amortized on a straight-line basis over the terms of the related leases (generally one year) and are charged as a reduction of rental revenue.

Liquidity and Capital Resources

The Company anticipates that it will meet its liquidity requirements for the upcoming year generally through its net cash provided by operations, secured borrowings (primarily through the use of the Company's two lines of credit, which had $17.1 million available at December 31, 2001), property sales' proceeds and possible issuance of debt or equity securities. The Company believes that these sources will be sufficient to meet operating requirements, capital additions, mortgage amortization payments and the payment of dividends in accordance with REIT requirements.

The Company has a shelf registration statement on file with the Securities and Exchange Commission relating to a possible offering of up to $368.8 million of debt securities, preferred shares, depositary shares, common shares and common share warrants. Although $62.5 million of MTNs remain available under the shelf registration, it is unlikely that the Company will be able to access these MTN securities in the near future.

While the Company currently estimates that its net cash from operations for 2002 should approximate 2001, certain factors could adversely impact the Company's results of operations in 2002 including, but not limited to, low mortgage interest rates, continuation of a recessionary economy (primarily employment levels) and higher than anticipated insurance costs. If mortgage interest rates remain low, residents may elect to purchase their own home rather than rent, thereby adversely impacting occupancy levels. Occupancy levels could also be adversely impacted if the economy continues to remain weak or further deteriorates as tenants may lose their jobs, default on their leases, and defer renting an apartment. The Company's total rental revenue collections are impacted by a combination of rental rates, rent concessions and occupancy levels, which the Company may attempt to adjust from time to time in order to maintain projected revenues. Additionally, rising property insurance costs could dramatically increase the Company's property operating expenses in 2002 impacting the Company's net cash provided by operations and net income. Moreover, terror insurance may no longer be offered by the Company's insurance carriers, or if available, may not be offered at affordable rates. The Company believes that if net cash is below 2002 projections, the other sources previously mentioned will be sufficient to cover the liquidity requirements of the Company.

Financing and Other Commitments

At December 31, 2001, the Company had 56 conventional mortgages payable aggregating $537.8 million, each collateralized by the respective real estate and resident leases having a book value of $646.7 million. These nonrecourse project specific loans accrue interest at fixed rates ranging from 6.36% to 9.63%. Additionally, the Company had four HUD mortgage payables aggregating $10.7 million, each collateralized by the respective real estate and residential leases having a book value of $8.7 million. These loans accrue interest at rates ranging from 5.02% to 7.50%. On February 1, 2002, the Company completed the refinancing of a $10.9 million nonrecourse loan encumbering a market rate property located in Cleveland, Ohio. The new loan matures January 1, 2005 and the interest rate is currently at a floating rate of 4.75% which is less than the rate on the previous loan of 9.61%. The maturities of the remaining loans range from 2003 to 2022. The Company intends to refinance each loan as it matures.

In 2000, the Company caused to be obtained a $14.0 million first mortgage loan encumbering a property owned by a subsidiary. The loan provided for disbursement in two installments. The first installment of $9.8 million was disbursed in September 2000. The balance of $4.2 million was disbursed in March 2001. The loan requires monthly interest-only payments at the rate of 7.76% through October 15, 2002, at which time payments of principal and interest are required through the maturity date of October 15, 2005.

The Company currently has 14 properties which are unencumbered, 12 of which are Affordable Housing properties. These 14 properties had net income of $2.5 million for the year ended December 31, 2001, and a book value of $10.5 million at December 31, 2001. The Company believes that it should be able to obtain financing on these properties should the need arise.

The Company currently has two lines of credit. The first line of credit is a $20.0 million line secured by one of the Company's properties. Borrowings under this line are currently restricted up to an amount of $12.6 million. Borrowings under this line of credit bear interest at a rate of LIBOR plus 1.5% or approximately 3.43% at December 31, 2001. At December 31, 2001, there was $3.5 million outstanding under this line. There were no borrowings outstanding under this line of credit at December 31, 2000. This line of credit matures in July 2003. Currently it is the Company's intention to obtain a three year extension (the original term is for three years) when this loan matures.

The Company also has a $12.0 million line of credit which is secured by two of the Company's properties and matured October 31, 2001. This loan was extended to December 31, 2002. It is the Company's current intention to obtain a second one year extension upon maturity. The Company's borrowings under this line of credit bear interest at either the prime rate or LIBOR plus 2.0% at the Borrower's option. There were no borrowings outstanding at either December 31, 2001 or December 31, 2000; however, the amount currently available under this line of credit is limited to $8.0 million because of outstanding letters of credit.

At December 31, 2001, the Company had one Medium-Term Note outstanding in the amount of $105,000. This loan bears interest at 6.88%, is unsecured and matures in December 2004. Currently, it is the Company's intention to repay this loan in full at maturity. On September 18, 2001, in accordance with the terms of the note, the Company repaid the $604,000 outstanding balance on one Medium-Term Note. At December 31, 2000, both of these notes were outstanding.

The Company leases certain equipment under capital leases. The Company also leases certain equipment and facilities under operating leases. Future minimum lease payments under all capital and noncancellable operating leases in which the Company is the lessee, principally for ground leases, for each of the next five years and thereafter, are as follows: $339,000 - 2002, $257,000 - 2003, $247,000 - 2004, $208,000 - 2005, $110,000 - 2006 and $4.9 million thereafter.

Certain of the ground lease agreements contain provisions which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for nine properties included in the financial statements and expire at various dates from 2021 to 2086. Furthermore, at the end of the term of the lease, any remaining replacement reserves revert to the lessor. Management believes that the replacement reserves will be utilized for their intended purpose prior to the end of the lease term.

The Company owns one property which is subject to a warranty deed reversion provision. This provision requires that the assignment of fee simple title shall expire in 2037.

Off-Balance Sheet Investments

The Company accounts for its investments in unconsolidated joint ventures under the equity method of accounting as the Company exercises significant influence, but does not control these entities. These investments are initially recorded at cost, as investments in joint ventures and subsequently adjusted for equity in earnings and cash contributions and distributions.

Summarized financial information for these joint ventures is as follows:

Balance sheet data

(in thousands)	December 31, 2001	2000
Real estate, net	$ 86,623	$ 46,750
Other assets	4,357	4,087
	$ 90,980	$ 50,837
Amounts payable to the Company	$ 256	$ 244
Mortgages payable	95,811	64,866
Other liabilities	4,739	4,239
Accumulated deficit	(9,826)	(18,512)
	$ 90,980	$ 50,837

Operating data

(in thousands)	For the years ended December 31, 2001	2000	1999
Rental revenues	$ 20,157	$ 20,067	$ 19,074
Other revenues	726	467	114
Operating and maintenance expenses	(14,528)	(13,347)	(11,208)
Depreciation and amortization	(2,554)	(2,196)	(1,666)
Interest expense	(5,166)	(5,708)	(5,232)
Net (loss) income before cumulative effect	(1,365)	(717)	1,082
Cumulative effect of a change in accounting principle	-	-	1,466
Net (loss) income	$ (1,365)	$ (717)	$ 2,548
Company's proportionate interest in:			
Depreciation and amortization	$ 1,052	$ 843	$ 592
Interest expense	2,009	2,092	1,800
*Cumulative effect of a change in accounting principle		-	523
(Loss) income of joint ventures before cumulative effect of a change in accounting principle	(486)	(164)	585

*The Company's proportionate share of the cumulative effect of a change in accounting principle is included in the Company's consolidated Cumulative effect of a change in accounting principle as presented in the Consolidated Statements of Income.

Joint Venture Financing and Other Commitments

The Americana Apartments, a property located in Euclid, Ohio, in which the Company is a 33.33% joint venture partner, had an $11.6 million first mortgage loan that matured in November, 2001. The maturity date of this loan was extended to May 1, 2002, and may be extended for an additional six month period subject to the satisfaction of certain conditions. The Company's 33.33% share of this loan is approximately $3.9 million.

On July 16, 2001, the joint venture partners obtained a new loan in the amount of $17.2 million on the Watergate Apartments, a property located in Euclid, Ohio, in which the Company owns a 33.33% interest. This loan matures August 1, 2004. Approximately $14.0 million of the proceeds were used to repay the maturing loan on the property and the balance will be used to pay for a portion of the improvements to the property's underground garage.

On December 31, 2001, the Company and its partners completed the refinancing of a $6.1 million HUD loan on a property in which the Company is a 66.67% owner. The refinancing consisted of two loans. The first loan is in the amount of $7.9 million. This loan accrues interest at 6.36% and requires monthly principal and interest payments until the maturity date of July 1, 2005, at which time all unpaid principal and interest is due. The second loan is in the amount of $6.0 million. This loan accrues interest at the rate of 6.36% and requires monthly interest only payments until the maturity date of January 1, 2003, at which time all unpaid principal and interest is due. The proceeds of this loan are restricted.

The Company has guaranteed completion of certain improvements totaling $233,000 in connection with the refinancing of the Americana Apartments, a 738 unit multifamily community located in Euclid, Ohio, in which the Company is a 33.33% joint venture partner. This obligation is secured by a $233,000 letter of credit. Additionally, in connection with the refinancing of the Watergate Apartments, a 949 unit multifamily community located in

Euclid, Ohio, in which the Company is a 33.33% joint venture partner, the Company has guaranteed completion of certain improvements totaling approximately $7.0 million. This obligation is secured by a $3.5 million letter of credit. Also, the Company provided a $407,000 performance bond to the City of Boynton Beach, Florida, which guarantees performance by a Company subsidiary of certain improvements in connection with the Company's proposed Boynton Beach development. Furthermore, the Company has guaranteed construction cost overruns and the payment of a $30.0 million construction loan in connection with the Idlewylde Apartments Phase II, a 535 unit multifamily community located in Atlanta, Georgia which is being developed by the Company and its pension fund joint venture partner. This loan matures December 10, 2003 but has two one-year options to extend. The Company currently intends to refinance this construction loan with permanent financing at the appropriate time. The Company also has guaranty obligations under a $220,000 letter of credit for purposes of guaranteeing certain equity contributions required by the construction lender in connection with Berkley Manor, a 252 unit multifamily community located in Cranberry Township, Pennsylvania, which is being developed by the Company and its joint venture partner.

At December 31, 2001, five of the Company's joint venture investments had non-recourse first mortgage loans. The Company's share of these first mortgage loans was $28.8 million. Additionally, the two joint venture properties currently under construction had construction loans. The first is the $30.0 million loan previously mentioned. The second is a $19.3 million construction loan. The Company's share of the borrowings at December 31, 2001 under these construction loans was $13.4 million.

Operating Partnership

In conjunction with the settlement of the lawsuit in the Harris County, Texas District Court against MIG Realty Advisors, Inc. ("MIGRA"), MIG's predecessor company (see Note 11 of the Notes to the Financial Statements for further details concerning the settlement), the former MIGRA shareholders redeemed 39,314 Operating Partnership units ("OP units") for cash in the amount of approximately $393,000, which represented a value of $10.00 per unit. The proceeds of the redemption were used to satisfy certain indemnification obligations owed by the former MIGRA stockholders to the Company in connection with this lawsuit. These units had a recorded value of approximately $929,000 when issued. The difference between the redeemed value and the recorded value was approximately $536,000, which reduced the recorded value of the underlying real estate. In August 2000, 19,662 of the OP units were exchanged for cash in the amount of $144,000, which represented a value of $7.34 per unit. These units had a recorded value of $436,000 when issued. The difference of the cash paid and the recorded amount was $292,000 which reduced the recorded amount of the underlying real estate. The OP unitholders are entitled to receive cumulative distributions per OP unit equal to the per share distributions on the Company's common shares. The Company charged $479,000, $400,000 and $241,000 to "Minority interest in operating partnership" in the Consolidated Statements of Income relating to the Class A unitholders allocated share of net income for the years ended December 31, 2001, 2000 and 1999, respectively.

Acquisitions, Dispositions and Development

Any future multifamily property acquisitions or developments would be financed with the most appropriate sources of capital, which may include the assumption of mortgage indebtedness, bank and other institutional borrowings, through the exchange of properties, undistributed earnings, secured debt financings, or the issuance of shares or units exchangeable into common shares.

Advisory Acquisitions and Dispositions

During 2001, MIG acquired three multifamily properties, (two located in Florida consisting of 683 total units and the other located in California consisting of 288 units) on behalf of MIG advisory clients. MIG was retained to provide asset property management services for all three properties and a Company subsidiary was hired to provide property management services. Also, during 2001, one property was sold and management was terminated on a second property. These two properties had a total of 972 units.

Currently, approximately $40.0 million in assets are being listed for sale and additionally, MIG continues to investigate acquisitions on behalf of other advisory clients.

Dispositions

In June 2001, the Company completed the sale of four Market Rate properties located in Central and Southwestern Ohio. The buyer purchased the four properties for $5.1 million in gross cash proceeds plus assumed mortgage obligations of $18.1 million. The sale resulted in the Company recording a gain of $3.3 million. Additionally, in July 2001, the Company completed the sale of one Market Rate property located in Northeast Ohio. The buyer purchased the property for $158,000 in gross cash proceeds plus the assumption of mortgage obligations of $7.2 million. The sale resulted in a gain of

$2.7 million. Also, in October 2001, the Company completed the sale of one Market Rate property located in Northeast Ohio. The buyer purchased the property for $5.0 million in gross cash proceeds. The sale resulted in a gain of $585,000. Furthermore, in November 2001, the Company completed the sale of a property located in Northeast Ohio, in which the Company had been a 33.33% owner and had purchased the other 66.67% ownership in December 2000. The buyer purchased the property for $2.0 million in gross cash proceeds. The sale resulted in a gain of $423,000.

The Company is strategically marketing seven properties. These seven properties are comprised of one Affordable Housing property and 6 Market Rate properties (four located in Ohio and three located in Michigan). The Company has entered into a contract to sell one of these properties. Also, on January 18, 2002, the Company completed the sale of another Market Rate property located in Ohio. The buyer purchased the property for a sales price of $4.0 million. The sale resulted in an estimated gain of approximately $250,000 which will be recognized in the quarter ending March 31, 2002.

On July 20, 2001, the Company entered into multiple agreements concerning the disposition of five Market Rate joint venture properties located in Northeast Ohio. Under the agreements, the Company would eventually become the 100% fee owner of three of the properties and relinquish its ownership interest in two of the properties (one property of which the Company is a 66.67% owner). These transactions are anticipated to be completed during the first half of 2002.

Development

During 2001, the Company completed the construction and the last 16 units were made available for occupancy at one of the Company's development properties. During 2000, the Company completed the construction of 268 units at two of the Company's development properties. Additionally, during 2001, two partnerships, in each of which the Company is a 49.0% joint venture partner, completed the construction and commenced leasing 140 units of the scheduled 252 units at Berkley Manor and 80 units of the scheduled 535 units for Idlewylde-Phase II.

The Company is in the process of constructing or planning the construction of an additional 1,084 units as follows:

Property	Location	Additional Units	Anticipated Completion
Boynton Beach-Land	Boynton Beach, FL	229	TBD[1]
Courtney Chase-Land	Orlando, FL	288	TBD[1]
Berkley Manor (49.0% owned Joint Venture)	Cranberry Twp., PA	112	2002
Idlewylde-Phase II (49.0% owned Joint Venture)	Atlanta, GA	455	2003
		1,084	

[1] To Be Determined

In June 2001, the Company completed the purchase of a 27.8 acre land parcel for $2.1 million. This land parcel is located in Orlando, Florida. The Company is currently negotiating with an advisory client to form a joint venture partnership to complete development of this project. The Company plans to develop a 288 unit multifamily residential property on this land.

In October 2000, the Company executed a joint venture agreement to develop a 252 unit multifamily Market Rate property located in Cranberry Township, Pennsylvania. The Company contributed land with an estimated fair value of $2.0 million and received a capital credit of $152,000 for its proportionate share in the joint venture. At the time of transfer, the land had a book value of $3.1 million, consequently, the Company recorded a loss of $990,000 in connection with this transaction which is included in "Gain on disposition of properties and land, net", in the Consolidated Statements of Income. The 252 unit project to be built on the land is scheduled to be completed in 2002. At December 31, 2001, the joint venture had real estate assets of approximately $17.6 million and borrowings of $15.4 million. The Company owns 49.0% of this joint venture.

On November 30, 2000, the Company completed the purchase of a 6.9 acre land parcel for $5.2 million. This land parcel is located in Boynton Beach, Florida. The Company intends to develop this site as a multi-use facility, principally for market rate apartments and ancillary uses.

In November 2000, the Company and its joint venture partner commenced construction of Idlewylde Apartments Phase II, which will add an additional 535 apartment units to the Idlewylde Apartments, located in the Atlanta, Georgia market area. The total capitalized cost of Phase II, when completed, is expected to be approximately $43.1 million. Funding for this project consists of a $30.0 million construction loan and $13.1 million equity financing. The Company has guaranteed any construction cost overruns and the repayment of the construction loan.

The project is scheduled for completion in 2003. At December 31, 2001, the joint venture had real estate assets of approximately $25.1 million and borrowings of $11.9 million.

Management Contract Cancellation

During 2001, the Company's management contracts associated with the following properties were terminated:

Effective Date of Termination	Management Company	Management Contract Canceled	Approximate Management Fees Earned During 2001	Approximate Annualized Loss of Management Fees During 2001
			(in thousands)	
Affordable Housing Properties:				
3/08/01	AERC	Jaelot	$ 6	$ 74
3/21/01	AERC	Spring Hill Villa	11	57
3/21/01	AERC	Warrensville Manor	11	40
Market Rate Properties:				
11/30/01	AEMC	Empire House	14	1
Advisory Properties:				
1/02/01	AERC	Advised Assets	-	474
1/25/01	AERC	Advised Assets	3	123

Additionally, the Company anticipates that the following management contracts may be canceled during 2002 primarily because of proposed sales of the underlying properties:

Effective Date of Termination	Management Company	Management Contract Cancelled	Approximate Management Fees Earned During 2001
			(in thousands)
Affordable Housing Properties:			
Undetermined	AEMC	Hillwood II	$ 95
Market Rate Properties:			
Undetermined	AERC	Americana (33.33% Joint Venture)	121*
Undetermined	AERC	Gates Mills Towers (33.33% Joint Venture)	187*
Undetermined	AERC	Watergate (33.33% Joint Venture)	252*
Undetermined	AERC	College Towers (50.00% Joint Venture)	93*
Advisory Properties:			
Undetermined	AERC	Advised Assets	217
Undetermined	AERC	Advised Assets	119

*Net fees

Dividends

On December 12, 2001, the Company declared a dividend of $0.25 per common share which was paid on February 1, 2002 to shareholders of record on January 15, 2002. On February 6, 2002, the Company declared a dividend of $0.60938 per Depositary Share on its Class A Cumulative Preferred Shares (the "Perpetual Preferred Shares") which will be paid on March 15, 2002 to shareholders of record on March 1, 2002.

Cash Flows

Significant sources and uses of cash in the past three years are summarized as follows, in thousands:

Cash Sources (Uses):

	For the year ended December 31, 2001	2000	1999
Net cash from operating activities	$ 24,672	$ 31,557	$ 40,130
Real estate and fixed asset additions	(13,747)	(29,257)	(45,357)
Net proceeds from sales of properties	11,806	16,510	36,796
Contributions to joint ventures	(4,357)	(4,084)	(579)
Increases (decreases) in debt, net	9,208	(2,284)	60,509
Cash dividends paid	(24,893)	(30,501)	(40,667)
Purchase of treasury shares	(91)	(17,760)	(15,482)
Cash increase (decrease)	$ 2,598	$ (35,819)	$ 35,350

Cash Flows from Operating Activities

For 2001, cash flows from operating activities was $24.7 million as compared with $31.6 million in 2000 and $40.1 million in 1999. The variances were primarily due to the net activity of the following items:

(i) For 2001, the net loss before the gain on sales of operating properties and the loss on extinguishment of debt was $2.0 million compared to a net loss of $2.6 million for 2000, an improvement of approximately $600,000. This improvement was primarily the net result of a reduction in expenses of $1.0 million net of an increase in equity in net loss of joint ventures of $322,000. For 1999, the net income before the gain on sales of operating properties, loss on extinguishment of debt and cumulative effect of a change in accounting principle was $3.2 million. When comparing 2000 to 1999, there was a decline of $5.8 million. This decline was primarily due to a decrease of $1.4 million in total revenues, an increase of $3.4 million in expenses and a decline in the equity in net income (loss) in joint ventures of $749,000.

(ii) For 2001, accounts and notes receivable and accounts and notes receivable of affiliates and joint ventures decreased $5.5 million, while for 2000 they decreased $1.2 million. This results in an increase to cash flow from operations of $4.3 million which was primarily due to the reimbursements made by the partners of several joint venture properties for funds that the Company had advanced to these properties. For 1999, they decreased approximately $2.0 million, which results in 2000 having a decrease to cash flow from operations of $800,000 when comparing 2000 to 1999.

(iii) For 2001, accounts payable and accrued expenses decreased cash flow from operations $3.0 million, a decrease of approximately $1.3 million when compared to

2000's decrease of $1.7 million. This variance was primarily due to a decrease in accrued expenses due to the sale of seven properties in 2001 and the timing of the payment of liabilities, thus lowering the necessity of accruals, due to cash payments, at December 31, 2001 compared to December 31, 2000. For 1999, this activity increased cash flow from operations $4.7 million. Therefore, the variance was a decrease of $6.4 million when comparing 2000 to 1999. This decrease was primarily due to an increase in accrued expenses in 2000, principally real estate taxes due to numerous properties being reassessed in 2000 and an increase in the accrual for utilities.

(iv) For 2001, other assets and liabilities decreased operating cash flow $1.4 million, while for 2000, there was an increase of $1.3 million, a variance of $2.7 million. This decrease was primarily the result of the payment of the Company's insurance premium that increased substantially in 2001 due to an increase in premiums.

Cash Flows Used For Investing Activities

Cash used for investing activities was $6.3 million in 2001, $16.8 million in 2000 and $9.1 million in 1999. Included in 2001 was $2.1 million for the purchase of land in Orlando, Florida, $11.6 million used for capital improvements, and $4.4 million used for advances to fund investment capital improvements to certain joint venture properties net of $11.8 million of net proceeds from the sale of seven operating properties. Included in 2000 was $5.2 million for the purchase of land in Boynton Beach, Florida, $24.1 million used for the development of multifamily real estate and other capital improvements, and $4.1 million used for investment capital improvements to certain joint venture properties, net of $16.5 million of net proceeds from the sale of six properties. The 1999 activity was primarily the net result of $45.4 million used for the development of multifamily real estate properties and other fixed asset additions, resulting from an increased capital improvements program which took effect during the year, net of $36.8 million of net proceeds from the sale of nine properties.

Cash Flows Used For/Provided By Financing Activities

Cash used for financing activities was $15.8 million in 2001 and $50.5 million in 2000, while cash provided by financing activities was $4.4 million in 1999. For 2001, cash flows used for financing activity were primarily $24.9 million used to pay dividends on the Company's common and preferred shares, $91,000 for the net purchase of treasury shares, net of a $9.2 million increase in debt borrowings. For 2000, cash flows used for financing activity was primarily $30.5 million used to pay dividends on the Company's common and preferred shares, $17.8 million for the purchase of treasury shares, a $5.5 million reduction in total indebtedness net of $3.2 million received from an interest rate swap termination payment. For 1999, cash flows provided by financing activities was primarily the net result of proceeds received from the financing of project specific, nonrecourse mortgage loans on 54 properties less the repayment of senior and medium term note and the payoff of a line of credit (net proceeds of approximately $60.5 million) net of $40.7 million paid for dividends on the Company's common and preferred shares and $15.5 million for the purchase of treasury shares.

RESULTS OF OPERATIONS FOR 2001 COMPARED WITH 2000 AND 2000 COMPARED WITH 1999

In the following discussion of the comparison of the year ended December 31, 2001 to the year ended December 31, 2000 and the year ended December 31, 2000 to the year ended December 31, 1999, Market Rate properties refers to the Same Store Market Rate property portfolio. Market Rate properties represent 60 wholly owned properties and one property which is 66.67% owned. Acquired/Disposed properties represent two recently constructed properties that have not yet reached stabilization and properties which have been sold. Affordable Housing represents 13 properties subject to HUD regulations.

The Company uses Net Operating Income ("NOI") as a measure of the performance of its properties. NOI is determined by deducting property operating and maintenance expenses from total revenues for the Acquisition/Disposition, Market Rate and Affordable Housing segments and deducting service companies expense, which is included within the general and administrative expense in the Consolidated Statement of Income and painting service expense from total revenues for the Management and Service Operations segment. For the year ended December 31, 2001, NOI was $83.2 million, a decrease of $1.6 million when compared to the NOI of $84.8 million for the year ended December 31, 2000. The NOI for 2000 was $800,000 lower than the NOI of $85.6 million for the year ended December 31, 1999. The NOI for each of the four segments of the Company for the years ended December 31, 2001, 2000 and 1999 was as follows: Acquisition/Disposition $5.2 million, $7.9 million and $7.9 million, Market Rate $69.3 million, $68.1 million and $65.1 million, Affordable Housing $5.6 million, $5.7 million and $6.0 million and Management and Service Operations $3.1 million, $3.1 million and $6.6 million, respectively. The components of NOI together with an explanation of the variances are described below.

Overall, total revenues increased $14,000 when comparing 2001 to 2000 and decreased $1.4 million or 1.0% when comparing 2000 to 1999. Total expenses decreased $996,000 or 0.6% when comparing 2001 to 2000 and increased $3.4 million or 2.2% when comparing 2000 to 1999. Net income applicable to common shares after deduction for the dividends on the Company's preferred shares decreased $35,000 or 6.5% when comparing 2001 to 2000 and decreased $18.8 million or 103.0% when comparing 2000 to 1999.

Rental Revenues

Rental revenues decreased $1.6 million or 1.1% when comparing 2001 to 2000 and increased $1.0 million or 0.7% when comparing 2000 to 1999. Rental revenues from the Acquired/Disposed properties decreased $3.7 million or 24.7% when comparing 2001 to 2000. The rental revenues from the two construction properties were $7.2 million for 2001 compared to $5.6 million for 2000, an increase of $1.6 million or 28.5%. Additionally, rental revenues for 2001 included $4.0 million of rental revenues for properties sold in 2001 compared to $6.4 million for those same properties in 2000. Also, rental revenues for 2000 included $3.0 million for properties sold in 2000. When comparing this segment for 2000 compared to 1999, the two construction properties contributed $5.6 million compared to $1.6 million, an increase of $4.0 million or 250.0%. Additionally, properties sold in 2000 contributed $3.0 million compared to $4.2 million for those properties in 1999. Also, 1999 included rental revenues of $4.9 million for the nine properties sold in 1999.

Rental revenues for the Market Rate properties increased $2.0 million or 1.7% when comparing 2001 to 2000 and increased $3.1 million or 2.6% when comparing 2000 to 1999. The average rental rate per unit was $788 at the end of 2001 compared to $758 at the end of 2000, an increase of 4.0%. The Company anticipates that due to the slowing economy that rental rates for 2002 may grow at a much slower rate of 0.0% to 1.0%. At the end of 2001 and 2000, physical occupancy was 90.5% and 91.5%, respectively. When comparing 2000 to 1999, the average rental rate increased $41 per unit or 5.7% from the $717 per unit in 1999. Also, physical occupancy decreased 1.9% from 93.4% in 1999.

Rental revenues for the Affordable Housing properties increased approximately $73,000 when comparing 2001 to 2000 and decreased $34,000 when comparing 2000 to 1999. These revenues are primarily dependent upon the Company being entitled to receive rental assistance subsidies from HUD via monthly housing assistance payments ("HAP Payments"). The amount of each monthly HAP Payment is equal to the rent (the "Contract Rent") agreed to by HUD pursuant to the terms of a HAP Contract, less the rent payment payable by the Eligible Resident for such month.

Below is a table setting forth the current expiration dates of the HAP Contracts and the HAP revenue recognized for the Company's Affordable Housing properties:

(in thousands)	Final	Revenue Recognized During		
Property	Expiration Date	2001	2000	1999
Ellet Development	December 2017	$ 425	$ 427	$ 426
Hillwood I	July 2016	501	497	500
Jennings Commons	November 2002	324	304	322
Lakeshore Village (50.0% Joint Venture) (A)	October 2002	744	730	749
Puritas Place	September 2011	680	681	691
St. James (Riverview)	November 2009	463	468	482
Shaker Park Gardens II	March 2002	766	736	711
State Road Apartments	December 2016	370	362	351
Statesman II	November 2002	288	263	272
Sutliff Apartments II	November 2019	807	809	802
Tallmadge Acres	March 2002	692	663	650
Twinsburg Apartments	June 2009	445	454	458
Village Towers	November 2009	443	446	440
West High Apartments	November 2002	506	499	504

(A) Amounts shown represent 100.0% payment.

Contract Rents are adjusted at least annually in accordance with the annual adjustment factor method. "Contract Renewal Request Forms" must be submitted by the Company 120 days prior to the HAP anniversary date to HUD (or its corresponding contract agent) in order to renew the existing HAP contract. Current options available to the Company for the expiring HAP contracts are as follows: (i) renew at rents below market comparisons for properties that have a mortgage; (ii) renew at current rents plus an operating cost adjustment factor for properties without a mortgage; or, (iii) opt out of the Section 8 program. Opting out of the Section 8 program requires an additional one-year notice to HUD (or the contract agent) and the affected residents.

Additionally, HUD may permit special additional adjustments to reflect increases in actual and necessary expenses of owning and maintaining Contract Units which result from substantial general increases in real property taxes, utility rates, insurance or similar costs, upon demonstration that such general cost increases are not adequately compensated for by the annual adjustments. Generally, these types of adjustments are only permitted if current rents are below the fair market rent threshold.

The Company believes, that upon expiration of the contracts, the contracts will be renewed, or the Company will enter into another government subsidized or mortgage restructuring program, or that the properties will be operated as conventional, market-rate properties.

The following represents the Company's current intentions concerning those HAP contracts which expire in 2002.

Shaker Park Gardens II: On November 13, 2000, the Company requested a referral to OMHAR (Office of Multifamily Housing and Restructuring) for the restructuring of the mortgage and reduction of Section 8 rents to comparable market rents, and to renew the Housing Assistance Payments ("HAP") Contract which is being extended at current rents until March 30, 2002 (verbal approval to extend to June 30, 2002) to allow for completion of restructuring negotiations. The maximum amount of the commitment for housing assistance payments under the contract is $800,000. The Company expects HUD to further extend the term of the HAP contract and increase the maximum amount of the commitment until the completion of HUD's processing of the Restructuring Application, which is anticipated to be on or before June 30, 2002. In the event that the Company and HUD fail to reach an agreement on the Restructuring Application, the current contract rents most likely would be reduced to market rents.

Lakeshore Village: Currently, the Company intends to renew the HAP contract for a one-year term. It is likely that this property will be referred to OMHAR for restructuring as the current contract rents exceed current market rents. As such, restructuring the mortgage will be the only viable option to maintain an assistance contract as the rents will be required to be marked down to market. During the restructuring process, the Company anticipates that HUD will grant extension contracts in six month terms, at current rents. Based on our experience, we anticipate that the restructuring process will be completed in approximately one year. In the event that the Company and HUD fail to reach an agreement on the Restructuring Application, the current contract rents most likely would be reduced to market rents.

Tallmadge Acres: In November 2001, the Company requested a renewal of the current contract for a one-year term with a rental increase of 2.87%, as calculated using the Operating Cost Adjustment Factor ("OCAF") published as of November 2001. On February 11, 2002, HUD released the 2002 OCAFs. The OCAF for Ohio was increased to 4.0%. Subsequently, the Company revised the renewal request using the new OCAF. The Company anticipates that HUD will renew the HAP contract based on the revised rent increase request.

Jennings Commons: In July 2002, the Company will request a renewal of the contract for a one-year term with an increase of 4.0%, as calculated using the OCAF published on February 11, 2002. The Company anticipates that HUD will renew the HAP contract based on the revised rent increase request.

Statesman II: In July 2002, the Company will request a renewal of the contract for a one-year term with an increase in rents of 4.0%, as calculated using the OCAF published on February 11, 2002. The Company anticipates that HUD will renew the HAP contract based on the revised rent increase request.

West High Apartments: In July 2002, the Company will request a renewal of the contract for a one-year term with an increase of 4.0%, as calculated using the OCAF published on February 11, 2002. The Company anticipates that HUD will renew the HAP contract based on the revised rent increase request.

Fees

The management and service operations recognized fee income of $10.3 million for 2001 compared to $9.7 million for 2000, an increase of $600,000 or 6.2%. When comparing the $9.7 million for 2000 to the $12.4 million for 1999, the decrease of $2.7 million or 21.8% was primarily due to a performance incentive fee of $2.6 million that MIG earned at the end of 1999 related to an entire portfolio under a contract with an institutional client. The management and advisory fees attributed to properties owned by pension fund clients are earned pursuant to contracts that are generally terminable upon 30 days notice.

Other Revenues

Other income increased $930,000 or 27.7% when comparing 2001 to 2000, and increased $381,000 or 12.8% when comparing 2000 to 1999. The increase in 2001, when compared to 2000, was primarily due to revenues earned in connection with the Residential Utility Billings ("RUBS") program. For 2001, the Company recognized $2.0 million of RUBS revenues compared to $896,000 in 2000. The RUBS program was established in January 2000 and has shown growth each quarter since commencement. The Company believes that the program has now stabilized and anticipates that it will provide a small increase in 2002 over 2001 assuming stabilized occupancy. It should be noted that the RUBS revenue is primarily recorded on the Market Rate properties. Also, in comparing 2001 to 2000, the management and service companies segment includes a one-time $363,000 supervisory fee which was earned upon the sale of a non-owned Affordable Housing property. Finally, it should be noted that interest income decreased $781,000 or 61.0% when comparing 2001 to 2000 as a result of less funds available to invest. The decrease was primarily related to the management and service companies segment. The $381,000 increase when comparing 2000 to 1999 was primarily due to the RUBS program net of a decline in interest income. The RUBS program primarily was recorded on the market rate segment while the decline in interest income related to the management and service companies segment.

Property Operating and Maintenance Expenses

Property operating and maintenance expenses increased $1.4 million or 2.2% when comparing 2001 to 2000. These expenses decreased $560,000 or 0.9% when comparing 2000 to 1999. With regards to the Acquisition/Disposition properties, these expenses decreased $917,000 or 12.7% when comparing 2001 to 2000. When comparing 2000 to 1999, they decreased $1.9 million or 21.8%. The decrease, when comparing 2001 to 2000, was primarily the net result of these expenses decreasing approximately $2.1 million when comparing the expenses for the properties sold in 2001 and the properties sold in 2000, net of an increase of $1.1 million for the two construction properties. The decrease, when comparing 2000 to 1999, was primarily the net result of these expenses decreasing approximately $3.3 million when comparing the expenses recorded for the properties sold in 2000 to the properties sold in 1999, net of an increase in expenses for the two construction properties of approximately $1.8 million. It should be noted that one of the two construction properties was completed during 2000 and the other was completed during 2001. Therefore, the Company anticipates that the expenses incurred on a going forward basis for these two properties should be consistent with the later quarters in 2001.

For the Market Rate properties, these expenses increased approximately $2.1 million or 4.0% when comparing 2001 to 2000. When comparing 2000 to 1999, these expenses increased $1.1 million or 2.1%. The increase in these expenses, when comparing 2001 to 2000, was primarily due to personnel expense which increased $1.4 million or 10.2% primarily as a result of reallocation of personnel resources by the Company associated with the decentralization of property operations and increased costs. Additionally, contributing to the increase in 2001 compared to 2000 were utility costs which increased $546,000 or 8.3% mainly because of increased gas costs as both usage and rates were higher in 2001 than 2000. For 2002, the Company has entered into agreements with certain of its largest gas suppliers for rates which are lower than those charged in 2001. The increase in these expenses, when comparing 2000 to 1999, was primarily due to an increase in personnel expense and in repairs and maintenance offset by a decrease in real estate taxes.

Other Expenses

The Company allocates general and administrative expenses to its four segments based on an internal cost analysis. An amount equal to 85.0% of the management and service companies' revenues is classified as Service Companies' expense ($6.3 million for 2001, $6.5 million for 2000 and $6.7 million for 1999). The balance of the general and administrative expenses is allocated to the other three segments on a per unit basis (number of units in the segment divided by the total units in the portfolio). Since the general and administrative expenses are allocated as described above, the Company believes that a comparative analysis of the total expenses is more meaningful than by segments. General and administrative expenses decreased $1.2 million or 8.2 % when comparing 2001 to 2000 and decreased $1.8 million or 11.4% when comparing 2000 to 1999. The decrease, when comparing 2001 to 2000, was primarily attributable to a decrease in payroll and related expenses, mainly because of the refinement of certain estimates used by the Company that resulted in allocating certain payroll and related expenses to the properties and the elimination of certain corporate level positions. Additionally, there was a decrease in consulting and professional fees incurred by the Company. The decrease when comparing 2000 and 1999 was also due primarily to a decrease in payroll and related expenses. At the conclusion of 1999, the Company instituted a plan to identify and eliminate approximately $3.0 million on an annualized basis in general and administrative expense. Implementation of changes to effect this reduction were completed during 2000 and included reorganization of departments, reassignment of personnel, elimination of certain corporate level positions, and the reduction in fees paid to outside consultants. The Company believes that 2001 general and administrative expenses are reflective of the implementation of this plan as they are approximately $3.0 million lower than the 1999 expenses. The Company believes that the run rate for 2001 should continue in the upcoming year.

Interest expense decreased $1.8 million or 4.0% when comparing 2001 to 2000 and increased $5.4 million or 14.1% when comparing 2000 to 1999. Interest expense for the Acquired/Disposed properties decreased $933,000 when comparing 2001 to 2000. Since the Company capitalizes interest costs on funds used in construction, the related reduction of interest expense is recorded in the Acquired/Disposed properties segment as this is the segment to which development properties are classified. For 2001, capitalized interest was $1.3 million compared to $1.0 million for 2000. Interest expense for the Acquired/Disposed properties increased approximately $2.5 million when comparing 2000 to 1999. Capitalized interest for 1999 was $3.0 million, therefore, the 2000 interest expense was approximately $2.5 million higher as a result of the decrease in capitalized interest.

For the Market Rate properties, interest expense decreased $841,000 or 2.0% when comparing 2001 to 2000. This decrease was primarily a result of lower outstanding balances as the majority of the first mortgages secured by Market Rate properties require monthly principal amortization payments. Also, there were fewer loans outstanding as properties sold in 2001 with outstanding loans were assumed by the buyers. Interest expense for Market Rate properties increased approximately $20.4 million when comparing 2000 to 1999. This increase was primarily due to the Company obtaining project specific, nonrecourse mortgage loans collateralized by 54 properties during 1999.

For the management and service companies, interest expense decreased $4,000 when comparing 2001 to 2000. The decrease when comparing 2000 to 1999 was approximately $18.0 million. This decrease was primarily the result of the Company paying off senior notes (resulting in a decrease of $6.1 million), medium term notes (resulting in a decrease of $6.7 million) and an unsecured line of credit (resulting in a decrease of $5.2 million) with the proceeds from the 54 mortgage loans obtained during 1999, as referenced above.

Gain on Sales

The gain on disposition of properties and land, net, of $7.0 million for 2001 resulted from the sale of seven Market Rate operating properties. For 2000, the Company recorded a net gain of $7.5 million which resulted from the sale of six Market Rate operating properties net of a loss of $990,000 recorded in connection with the contribution of a land parcel located in Cranberry Township, Pennsylvania to a joint venture partnership. The $19.6 million gain recorded in 1999 resulted from the sale of eight Market Rate operating properties.

Extraordinary Items

The extraordinary item of $179,000 in 2001 represents the write off of deferred finance costs related to the refinancing of a mortgage loan. The extraordinary item of $3.5 million recognized during 1999 includes a $750,000 facility fee charge, $127,000 interest cancellation penalty and a $932,000 write off of deferred finance costs related to the termination of the unsecured line of credit facility, and approximately $1.7 million related to the pay off and paydown of the Senior and Medium-Term Notes associated with the tender offer. The $1.7 million includes $1.5 million which represents the write off of deferred finance costs, $709,000 which represents transaction costs incurred and $106,000 which represents a prepayment penalty related to the payoff of a first mortgage loan from which $692,000, representing the gain related to the tender, was deducted. There were no extraordinary items in 2000.

Cumulative Effect

Effective January 1, 1999, the Company changed its method of accounting to capitalize expenditures for certain replacements and improvements, such as new HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations. Previously, these costs were charged to operations as incurred. Ordinary repairs and maintenance, such as unit cleaning and painting, and appliance repairs are expensed. The Company believes the change in the capitalization method provides an improved measure of the Company's capital investment, provides a better matching of expenses with the related benefit of such expenditures, including associated revenues, and is in the opinion of management, consistent with industry practice. The cumulative effect of this change in accounting principle increased net income for the year ended December 31, 1999 by $4,319,200 or $.19 per share (basic and diluted). The effect of this change was to increase income before cumulative effect of a change in accounting principle by $7,517,800 or $.34 per share (basic and diluted) for the year ended December 31, 1999.

Equity in Net (Loss) Income of Joint Ventures

The combined equity in net (loss) income of joint ventures decreased $322,000 or 196.3% for 2001 compared to 2000, and decreased $749,000 or 128.0% for 2000 compared to 1999. The decrease, when comparing 2001 to 2000, was primarily due to increased depreciation expense in connection with three 49.0% investments made by the Company. The first is the Phase I investment in a 308 unit multifamily property in May 2000. The second represents Phase II of this property which currently is under construction, and has 80 units of the total 535 units now available for leasing. The third is a property under construction which commenced leasing units in August 2001 and has 140 units of the scheduled 252 units now available for leasing. The decrease when comparing 2000 to 1999 was due primarily to an increase in the costs of operating the properties resulting primarily from utilities, real estate taxes and repairs and maintenance. Additionally, interest expense and depreciation also increased, primarily due to the 49.0% joint venture which the Company invested in May 2000.

The following table presents the historical statements of operations of the Company's beneficial interest in the operations of the joint ventures for the years ended December 31, 2001, 2000 and 1999.

	For the year ended December 31,		
(in thousands)	2001	2000	1999
Beneficial interests in joint venture operations	$ 7,942	$ 7,599	$ 6,958
Rental revenue	5,415	4,871	3,997
Cost of operations	2,527	2,728	2,961
Interest income	46	43	16
Interest expense	(2,031)	(2,171)	(1,850)
Depreciation	(1,028)	(764)	(542)
(Loss) income before cumulative effect of a change in accounting principle	$ (486)	$ (164)	$ 585

On July 20, 2001, the Company entered into multiple agreements concerning the disposition of five Market Rate joint venture properties located in Northeast Ohio. Under the agreements, the Company would eventually become the 100% fee owner of three of the properties and relinquish its ownership in two of the properties (one property of which the Company is a 66.67% owner). These transactions are anticipated to be completed during the first half of 2002.

Inflation

Management's belief is that the effects of inflation would be minimal on the operational performance of its portfolio primarily due to the high correlation between inflation and housing costs combined with the short term nature, typically one year, of the leases. The Company also faces limited exposure to interest rate fluctuations due to its high proportion of fixed rate financing.

CONTINGENCIES

Environmental

There are no recorded amounts resulting from environmental liabilities and there are no known material contingencies with respect thereto. Future claims for environmental liabilities are not measurable given the uncertainties surrounding whether there exists a basis for any such claims to be asserted and, if so, whether any claims will, in fact, be asserted. Furthermore, no condition is known to exist that would give rise to a material liability for site restoration, post closure and monitoring commitments, or other costs that may be incurred with respect to the sale or disposal of a property. Phase I environmental audits have been completed on all of the Company's wholly owned and joint venture properties.

Pending Litigation

For a discussion of the pending litigation, see Note 11 of the Notes to the Financial Statements presented in Part II, Item 8 of the Company's report on Form 10-K.

Quantitative and Qualitative Disclosures About Market Risk

At December 31, 2001, the Company had $1.7 million of variable rate debt. Additionally, the Company has interest rate risk associated with fixed rate debt at maturity. Management has and will continue to manage interest rate risk as follows: (i) maintain a conservative ratio of fixed rate, long term debt to total debt such that variable rate exposure is kept at an acceptable level; (ii) consider hedges for certain long term variable and/or fixed rate debt through the use of interest rate swaps or interest rate caps; and (iii) use treasury locks where appropriate to hedge rates on anticipated debt transactions. Management uses various financial models and advisors to assist them in analyzing opportunities to achieve those objectives.

From time to time, the Company may enter into hedge agreements to minimize its exposure to interest rate risks. On February 25, 2000, the Company completed two interest rate swaps. The notional amount of the swaps was approximately $65.4 million. These swaps were executed to hedge the fair market value of certain fixed rate loans. The first swap was effective March 1, 2000 and the second swap was effective March 10, 2000. For the year ended December 31, 2000, the Company recognized a credit to interest expense of $331,000. On December 11, 2000, the Company executed termination agreements for both swaps and received termination payments totaling $3.2 million, which are being amortized at the rate of $476,000 per year over the remaining terms of the two swap agreements (May 2007 for the $10.6 million swap and October 2007 for the $54.8 million swap). The table below provides information about the Company's financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related weighted average interest rates by expected maturity dates.

(in thousands)	December 31, 2001								December 31, 2000	
Long-term debt	2002	2003	2004	2005	2006	Thereafter	Total	Fair Market Value	Total	Fair Market Value
Fixed:										
Fixed rate mortgage debt	$16,555	$12,162	$6,554	$28,345	$7,526	$475,666	$546,808	$562,807	$565,744	$568,874
Weighted average interest rate	8.98%	7.07%	7.76%	7.39%	7.80%	7.67%	7.69%		7.75%	
MTN's	-	-	105	-	-	-	105	122	709	720
Weighted average interest rate	-	-	6.88%	-	-	-	6.88%	-	7.23%	
Total fixed rate debt	16,555	12,162	6,659	28,345	7,526	475,666	546,913	562,929	566,453	569,594
Variable:										
Variable rate mortgage debt	75	83	92	101	124	1,181	1,656	1,656	1,724	1,724
Weighted average interest rate	5.02%	5.02%	5.02%	5.02%	5.02%	5.02%	5.02%		10.0%	
LIBOR based credit facilities*	3,500	-	-	-	-	-	3,500	3,500	-	-
Total variable rate debt	3,575	83	92	101	124	1,181	5,156	5,156	1,724	1,724
Total long term debt	$20,130	$12,245	$6,751	$28,446	$7,650	$476,847	$552,069	$568,085	$568,177	$571,318

*One LIBOR based credit facility matures in 2002 and the second LIBOR based credit facility matures in 2003. At December 31, 2001, there was $3.5 million of borrowings outstanding on the facility that matures in 2003.

Sensitivity Analysis

At December 31, 2001 and 2000 the Company estimates that a 100 basis point decrease in market interest rates would have changed the fair value of fixed rate debt to a liability of $600.0 million and $606.8 million, respectively.

The sensitivity to changes in interest rates of the Company's fixed rate debt was determined with a valuation model based upon changes that measure the net present value of such obligation which arise from the hypothetical estimate as discussed above.

Report Of Independent Accountants

PRICEWATERHOUSECOOPERS

To the Board of Directors and Shareholders of
Associated Estates Realty Corporation:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Associated Estates Realty Corporation and its subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 1 and 19 to the financial statements, in 1999, the Company changed its method of accounting for certain replacements and improvements.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Cleveland, Ohio
March 8, 2002

Consolidated Balance Sheets

(in thousands, except share amounts)	December 31, 2001	2000
ASSETS		
Real estate assets		
Land	$ 90,965	$ 92,083
Buildings and improvements	789,775	794,908
Furniture and fixtures	33,091	32,249
	913,831	919,240
Less: accumulated depreciation	(208,039)	(184,600)
	705,792	734,640
Construction in progress	10,287	7,543
Real estate, net	716,079	742,183
Properties held for sale, net of accumulated depreciation	4,105	27,845
Cash and cash equivalents	3,164	566
Restricted cash	22,237	14,784
Accounts and notes receivable		
Rents	937	864
Affiliates and joint ventures	6,195	12,456
Other	4,188	3,886
Investments in joint ventures, net	2,230	-
Intangible and other assets, net	15,699	16,975
	$ 774,834	$ 819,559
LIABILITIES AND SHAREHOLDERS' EQUITY		
Secured debt	$ 551,964	$ 567,468
Unsecured debt	105	709
Total indebtedness	552,069	568,177
Accounts payable and accrued expenses	21,073	24,199
Dividends payable	4,855	-
Resident security deposits	4,161	5,412
Funds held on behalf of managed properties		
Affiliates and joint ventures	5,449	8,123
Other	1,761	1,380
Accrued interest	2,879	2,941
Accumulated losses and distributions of joint ventures in excess of investment and advances	-	1,351
Total liabilities	592,247	611,583
Operating partnership minority interest	10,591	11,520
Commitments and contingencies	-	-
Shareholders' equity		
Preferred shares, Class A cumulative, without par value; 3,000,000 authorized; 225,000 issued and outstanding	56,250	56,250
Common shares, without par value, $.10 stated value; 50,000,000 authorized; 22,995,764 issued and 19,421,406 and 19,349,584 outstanding at December 31, 2001 and 2000, respectively	2,300	2,300
Paid-in capital	279,023	279,618
Accumulated distributions in excess of accumulated net income	(132,844)	(108,002)
Accumulated other comprehensive loss	(45)	(2)
Less: Treasury shares, at cost, 3,574,358 and 3,646,180 shares at December 31, 2001 and 2000, respectively	(32,688)	(33,708)
Total shareholders' equity	171,996	196,456
	$ 774,834	$ 819,559

The accompanying notes are an integral part of these financial statements.

Consolidated Statements Of Income

(in thousands, except per share amounts)	For the year ended December 31, 2001	2000	1999
Revenues			
Rental	$ 142,514	$ 144,099	$ 143,137
Property management fees	5,243	5,140	5,271
Asset management fees	2,880	2,628	2,330
Asset acquisition fees	-	352	234
Asset disposition fees	-	-	3,083
Painting services	2,196	1,530	1,524
Other	4,287	3,357	2,976
Total revenues	157,120	157,106	158,555
Expenses and charges			
Property operating and maintenance	65,508	64,108	64,668
Depreciation and amortization	34,381	34,363	33,992
Painting services	2,099	1,558	1,435
General and administrative	13,155	14,327	16,170
Interest expense	42,973	44,756	39,418
Total expenses and charges	158,116	159,112	155,683
(Loss) income before gain on disposition of properties and land, net, equity in net (loss) income of joint ventures, minority interest, extraordinary item and cumulative effect of a change in accounting principle	(996)	(2,006)	2,872
Gain on disposition of properties and land, net	7,047	7,512	19,630
Equity in net (loss) income of joint ventures	(486)	(164)	585
Minority interest in operating partnership	(479)	(400)	(241)
Income before extraordinary item and cumulative effect of a change in accounting principle	5,086	4,942	22,846
Extraordinary item - early extinguishment of debt	(179)	-	(3,456)
Cumulative effect of a change in accounting principle	-	-	4,319
Net income	$ 4,907	$ 4,942	$ 23,709
Net (loss) income applicable to common shares	$ (577)	$ (542)	$ 18,225
Earnings per common share - basic:			
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	$ (.02)	$ (.03)	$. 79
Extraordinary item	$ (.01)	$ -	$ (.15)
Cumulative effect of a change in accounting principle	$ -	$ -	$ .19
Net (loss) income	$ (.03)	$ (.03)	$ .83
Earnings per common share - diluted:			
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	$ (.02)	$ (.03)	$ .79
Extraordinary item	$ (.01)	$ -	$ (.15)
Cumulative effect of a change in accounting principle	$ -	$ -	$ .19
Net (loss) income	$ (.03)	$ (.03)	$ .83
Dividends declared per common shares	$ 1.25	$ 1.25	$ 1.125
Weighted average number of common shares outstanding - Basic	19,415	19,733	22,051
- Diluted	19,415	19,733	20,053

The accompanying notes are an integral part of these financial statements.

Consolidated Statements Of Shareholders' Equity

(in thousands, except per share amounts)	Total	Class A Cumulative Preferred Shares	Common Shares (at $.10 stated value)	Paid-In Capital	Accumulated Distributions in Excess of Accumulated Net Income	Accumulated Other Comprehensive Loss	Treasury Shares (at cost)
Balance, December 31, 1998	$259,188	$56,250	$2,262	$277,135	$(75,992)	$(1)	$(466)
Comprehensive income:							
Net income	23,709	-	-	-	23,709	-	-
Other comprehensive income:							
Reclassification adjustment for loss included in net income of ($4)	(4)	-	-	-	-	(4)	-
Total comprehensive income	23,705	-	-	-	23,709	(4)	-
Issuance of 74,994 common shares relating to the MIGRA merger contingent consideration	873	-	7	866	-	-	-
Issuance of 21,000 restricted common shares	260	-	2	258	-	-	-
Retired 1,232 restricted common shares	(25)	-	-	(25)	-	-	-
Purchase of 1,519,380 treasury shares	(15,482)	-	-	-	-	-	(15,482)
Deferred compensation	(177)	-	-	(177)	-	-	-
Common share dividends declared	(24,676)	-	-	-	(24,676)	-	-
Preferred share dividends declared	(5,484)	-	-	-	(5,484)	-	-
Balance, December 31, 1999	238,182	56,250	2,271	278,057	(82,443)	(5)	(15,948)
Comprehensive income:							
Net income	4,942	-	-	-	4,942	-	-
Other comprehensive income:							
Reclassification adjustment for gains included in net income of $3	3	-	-	-	-	3	-
Total comprehensive income	4,945	-	-	-	4,942	3	-
Issuance of 6,333 common shares	2	-	1	1	-	-	-
Issuance of 216,911 common shares relating to the MIGRA merger contingent consideration	1,483	-	22	1,461	-	-	-
Issuance of 64,700 restricted common shares	531	-	7	524	-	-	-
Retired 8,900 restricted common shares	(97)	-	(1)	(96)	-	-	-
Purchase of 2,101,800 treasury shares	(17,760)	-	-	-	-	-	(17,760)
Deferred compensation	(329)	-	-	(329)	-	-	-
Common share dividends declared	(25,017)	-	-	-	(25,017)	-	-
Preferred share dividends declared	(5,484)	-	-	-	(5,484)	-	-
Balance, December 31, 2000	196,456	56,250	2,300	279,618	(108,002)	(2)	(33,708)
Comprehensive income:							
Net income	4,907	-	-	-	4,907	-	-
Other comprehensive income:							
Reclassification adjustment for gains included in net income of $2	2	-	-	-	-	2	-
Company's portion of the unrealized loss on a derivative instrument held at a joint venture property	(45)	-	-	-	-	(45)	-
Total comprehensive income	4,864	-	-	-	4,907	(43)	-
Issuance of 778 common shares from treasury shares	8	-	-	(1)	-	-	9
Issuance of 2,000 common shares relating to exercise of options from treasury shares	19	-	-	(10)	-	-	29
Issuance of 82,133 restricted common shares from treasury shares	713	-	-	(385)	-	-	1,098
Purchase of 13,087 treasury shares	(116)	-	-	-	-	-	(116)
Deferred compensation	(199)	-	-	(199)	-	-	-
Common share dividends declared	(24,265)	-	-	-	(24,265)	-	-
Preferred share dividends declared	(5,484)	-	-	-	(5,484)	-	-
Balance, December 31, 2001	$171,996	$56,250	$2,300	$279,023	$(132,844)	$(45)	$(32,688)

The accompanying notes are an integral part of these financial statements.

Consolidated Statements Of Cash Flows

(in thousands)	For the year ended December 31, 2001	2000	1999
Cash flow from operating activities:			
Net income	$ 4,907	$ 4,942	$ 23,709
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	34,381	34,363	33,992
Cumulative effect of a change in accounting principle	-	-	(4,319)
Minority interest in operating partnership	479	400	241
Loss on extinguishment of debt	179	-	3,456
Gain on disposition of properties and land, net	(7,047)	(8,502)	(19,630)
Loss on conveyance of Berkley Manor to joint venture partnership	-	990	-
Loss on conveyance of Rainbow Terrace Apartments to HUD	-	-	66
Equity in net loss (income) of joint ventures	486	164	(585)
Earnings distributed from joint ventures	245	608	391
Net change in assets and liabilities			
- Accounts and notes receivable	(768)	1,984	(1,671)
- Accounts and notes receivable from affiliates & joint ventures	6,261	(780)	3,708
- Accounts payable and accrued expenses	(2,999)	(1,657)	4,699
- Other operating assets and liabilities	(1,359)	1,305	(4,176)
- Restricted cash	(7,800)	(635)	(1,398)
- Funds held for non-owned managed properties	381	82	(1,042)
- Funds held for non-owned managed properties of affiliates and joint ventures	(2,674)	(1,707)	2,689
Total adjustments	19,765	26,615	16,421
Net cash flow provided by operations	24,672	31,557	40,130
Cash flow from investing activities:			
Real estate and fixed asset additions acquired or developed	(13,747)	(29,257)	(45,357)
Net proceeds received from sale of properties	11,806	16,510	36,796
Contributions to joint ventures, net	(4,357)	(4,084)	(579)
Net cash flow used for investing activities	(6,298)	(16,831)	(9,140)
Cash flow from financing activities:			
Principal payments on secured debt	(11,788)	(6,728)	(33,493)
Proceeds from secured debt, net of required escrow deposits of $6.8 million at December 31, 1999	18,100	9,800	518,527
Proceeds from interest rate swap termination fee	-	3,187	-
Principal payment on Senior and Medium-Term Notes	(604)	(8,543)	(187,555)
Lines of credit borrowings	43,100	42,764	310,200
Lines of credit repayments	(39,600)	(42,764)	(536,647)
Deferred financing costs	-	-	(8,840)
Transaction costs paid related to debt extinguishment	-	-	(1,683)
Common share dividends paid	(19,409)	(25,017)	(35,183)
Preferred share dividends paid	(5,484)	(5,484)	(5,484)
Purchase of treasury shares-net	(91)	(17,760)	(15,482)
Net cash flow (used for) provided by financing activities	(15,776)	(50,545)	4,360
Increase (decrease) in cash and cash equivalents	2,598	(35,819)	35,350
Cash and cash equivalents, beginning of year	566	36,385	1,035
Cash and cash equivalents, end of year	$ 3,164	$ 566	$ 36,385

The accompanying notes are an integral part of these financial statements.

1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Business

Associated Estates Realty Corporation (the "Company") is a self-administered and self-managed real estate investment trust ("REIT") which specializes in multifamily property management, advisory, development, acquisition, disposition, operation and ownership activities. The Company and its affiliates receive certain property and asset management fees, acquisition, disposition and incentive fees, loan origination and consultation fees, and mortgage servicing fees. MIG II Realty Advisors, Inc. ("MIG"), an affiliate of the Company, is a registered investment advisor and serves as a real estate advisor to pension funds. MIG recognizes revenue primarily from client generated acquisition, disposition and incentive fees, loan origination, advisory, mortgage servicing, asset and property management and construction lending activities. MIG earns the majority of its mortgage servicing fee revenue from two of its pension fund clients. Additionally, the Company owns four taxable REIT subsidiaries which provide management and other services for the Company and third parties. These corporations are referred to herein as "Service Companies".

The Company's portfolio at December 31, 2001 consisted of a total of 129 properties of which 75 (62 Market Rate properties and 13 Affordable Housing properties) are owned, directly or indirectly, by the Company or by a subsidiary of the Company; ten properties in which the Company is a joint venture partner (one Market Rate property 66.67% owned; three Market Rate properties 33.33% owned; two Market Rate properties 50.0% owned, one Affordable Housing property 50.0% owned and three Market Rate properties 49.0% owned) and 44 non-owned properties (of which one is a commercial property) managed by the Company or one of its subsidiaries which provide property and asset management, investment advisory, painting and computer services to both owned and non-owned properties. Additionally, MIG provides asset management services for an additional seven properties, six of which are commercial properties.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company, all subsidiaries, the Service Companies, a partnership in which the Company is a 66.67% owner and the Operating Partnership structured as a DownREIT. The qualified REIT subsidiaries of the Company which were formed in connection with the project specific, nonrecourse mortgage refinancing are included in the Company's consolidated financial statements. These qualified REIT subsidiaries are separate legal entities and maintain records, books of accounts and depository accounts separate and apart from any other person or entity.

The Company entered into an Operating Partnership structured as a DownREIT of which an aggregate 15.0% is owned by limited partners. Interests held by limited partners in real estate partnerships controlled by the Company are reflected as "Operating partnership minority interest" in the Consolidated Balance Sheets. Capital contributions, distributions and profits and losses are allocated to minority interests in accordance with the terms of the Operating Partnership agreement.

One property included in the financial statements is 33.33% owned by third party investors. As this property has an accumulated deficit, no recognition of the third party interest is reflected in the financial statements since it is the Company's policy to recognize minority interest only to the extent that the third party's investment and accumulated share of income exceeds distributions and its share of accumulated losses. Investments in joint ventures, that are 50.0% or less owned by the Company, are presented using the equity method of accounting. Since the Company intends to fulfill its obligations as a partner in the joint ventures, the Company has recognized its share of losses and distributions in excess of its investment.

All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

Cash Equivalents

The Company considers highly liquid investments with an

original maturity of three months or less when purchased to be cash equivalents.

Real Estate and Depreciation

Real estate assets are stated at the lower of cost or fair value, as appropriate, less accumulated depreciation. Included in construction in progress are parcels of undeveloped land held for future development. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets as follows:

Buildings and improvements	5 - 30 years
Furniture, fixtures and equipment	5 - 10 years

As more fully discussed in Note 19, effective January 1, 1999, the Company changed its method of accounting to capitalize expenditures for certain replacements and improvements, such as new HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations. Previously, these costs were charged to operations as incurred. Ordinary repairs and maintenance, such as unit cleaning and painting, and appliance repairs are expensed. The Company believes the change in the capitalization method provides an improved measure of the Company's capital investment, provides a better matching of expenses with the related benefit of such expenditures, including associated revenues, and is, in the opinion of management, consistent with industry practice. The cumulative effect of this change in accounting principle increased net income for the year ended December 31, 1999 by $4.3 million or $.19 per share (basic and diluted).

The Company capitalizes interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing.

The Company follows a practice of discontinuing the depreciation of assets specifically identified by management as held for sale. A valuation allowance is established for any asset so identified if in management's opinion, the net sales price of the asset is less than its net book value.

Impairment of Long-Lived Assets

Management reviews the carrying value of real estate assets using estimated future cash flows, including estimated proceeds from disposition, whenever an event or change in circumstance indicates that the asset value may not be recoverable.

The Company uses the undiscounted cash flow method to determine impairment in the carrying value of its long-lived assets. Measurement of an impairment loss is determined by reducing the carrying value of the assets to fair value. Assets that are being held for sale or abandonment are recorded at the lower of carrying value or fair value less cost to sell.

Deferred Leasing and Financing Costs

Costs incurred in obtaining long-term financing are deferred and amortized over the life of the associated instrument on a straight-line basis, which approximates the effective interest method. External costs incurred in the leasing of commercial and retail space are amortized on a straight-line basis over the terms of the related lease agreements.

Intangible Assets

Intangible assets primarily represent the allocated purchase price from the MIG Realty Advisors, Inc. ("MIGRA") merger associated with the acquired advisory, property management and mortgage servicing contracts obtained from the merger, as well as the related goodwill. The Company reviews its intangible assets for impairment when the client terminates a contract that is not replaced with a new client contract within one year. The Company is amortizing its intangible assets on a straight-line basis over a six year period.

Revenue Recognition

The Company's residential property leases are for terms of generally one year or less. Rental income is recognized on the straight-line basis. Retroactive revenue increases related to budget based Affordable Housing properties are generally recognized based on rental applications submitted to and approved by HUD.

Acquisition, management and disposition fees and other fees are recognized when the related services are performed and the earnings process is complete. Servicing fee income, related to pension fund loans, is recognized when earned and is included in other income in the Consolidated Statements of Income.

Rent concessions, including free rent and leasing commissions, incurred in connection with residential property leases are capitalized and amortized on a straight-line basis over the terms of the related leases (generally one year) and are charged as a reduction of rental revenue.

Operating Partnership Minority Interest

In conjunction with the acquisition of the operating partnership, the Company issued a total of 522,032 operating partnership units ("OP units"). The Company has the option to redeem, in certain circumstances, the OP units for common shares exchangeable on a one-for-one basis, or the cash equivalent amount. In conjunction with the settlement of the lawsuit in Harris County, Texas District Court against MIGRA (See Note 11 for further details concerning the settlement), the former MIGRA shareholders redeemed 39,314 OP units for cash in the amount of approximately $393,000 which represented the Company's common share price of $10.00 per unit on the day of redemption. The proceeds of the redemption were used to satisfy certain indemnification obligations owed by the former MIGRA shareholders to the Company in connection with the lawsuit. These units had a recorded value of approximately $929,000 when issued. The difference between the effective purchase price of the minority interest and its recorded value was approximately $536,000, which reduced the recorded value of the underlying real estate. In August 2000, 19,662 of the OP units were exchanged for cash in the amount of $144,000 which represented a value of $7.34 per unit. These units had a recorded amount of $436,000 when issued. The difference of the cash paid and the recorded amounts was $292,000, which reduced the recorded amount of the underlying real estate. The OP unitholders are entitled to receive cumulative distributions per OP unit equal to the per share distributions on the Company's common shares. The Company charged $479,000, $400,000 and $241,000 to "Minority interest in operating partnership" in the Consolidated Statements of Income relating to the OP unitholders allocated share of net income for the years ended December 31, 2001, 2000 and 1999, respectively.

Income Taxes

The Company has elected to be taxed as a REIT under the Internal Revenue Code of 1986 (the "Code"), as amended. As a REIT, the Company is entitled to a tax deduction for dividends paid to its shareholders, thereby effectively subjecting the distributed net income of the Company to taxation at the shareholder level only, provided it distributes at least 90.0% (95.0% before January 1, 2001) of its taxable income and meets certain other qualifications.

The Service Companies operate as taxable C-corporations under the Code and have accounted for income taxes in accordance with the provisions of Statement of Financial Accounting Standard ("SFAS") No. 109, Accounting for Income Taxes. Effective January 1, 2001, the Service Companies have elected to be treated as Taxable REIT Subsidiaries. Taxes are provided for those Service Companies having net profits for both financial statements and income tax purposes. The 2001, 2000 and 1999 net operating loss carryforwards for the Service Companies, in the aggregate, are approximately $7.2 million, $7.6 million and $4.4 million, respectively, and expire during the years 2009 to 2021.

The gross deferred tax assets were $4.1 million, $3.7 million and $2.2 million at December 31, 2001, 2000 and 1999, respectively, and relate principally to net operating losses of the Service Companies. Gross deferred tax liabilities of $517,000, $349,000 and $486,000 at December 31, 2001, 2000 and 1999, respectively, relate primarily to the identifiable intangible assets acquired in connection with the MIGRA merger and tax basis differences in fixed assets. The deferred tax valuation allowance was $3.6 million, $3.4 million and $1.7 million at December 31, 2001, 2000 and 1999, respectively. The Company reserves for net deferred tax assets when management believes it is more likely than not that they will not be realized.

At December 31, 2001 and 2000, the Company's net tax basis of properties exceeds the amount set forth in the Company's Consolidated Balance Sheets by $55.2 million and $42.7 million, respectively.

Reconciliation Between GAAP Net Income and Taxable Income

The following reconciles GAAP net income to taxable income:

	Year ended December 31,		
(in thousands)	2001	2000	1999
GAAP net income	$ 4,907	$ 4,942	$23,709
Add: GAAP net loss of Taxable REIT Subsidiaries and minority interest in joint venture, net	1,076	4,234	1,009
GAAP net income from REIT operations(1)	5,983	9,176	24,718
Add: Book depreciation and amortization	33,833	33,724	33,569
Less: Tax depreciation and amortization	(27,005)	(27,549)	(23,040)
Book/tax difference on gains (losses) from capital transactions	(2,782)	(7,201)	(7,393)
Other book/tax differences, net	(2,040)	1,739	(4,261)
Taxable income before adjustments	7,989	9,889	23,593
Less: Capital gains	(4,265)	(1,276)	(12,131)
Taxable income subject to dividend requirement	$ 3,724	$8,613	$11,462

(1) All adjustments to GAAP net income from REIT operations are net of amounts attributable to taxable REIT subsidiaries and minority interests.

Reconciliation Between Cash Dividends Paid and Dividends Paid Deduction

(in thousands)	2001	2000	1999
Cash dividends paid	$24,893	$ 30,501	$ 40,667
Less: Dividends designated to prior year	-	-	(10,547)
Plus: Dividends designated from following year	-	-	-
Less: Portion designated capital gain distribution	(4,265)	(1,276)	(12,131)
Less: Return of Capital	(14,140)	(15,596)	(4,890)
Dividends paid deduction	$ 6,488	$ 13,629	$ 13,099

Dividends Per Share

Total dividends per common share and the related components for the years ended December 31, 2001, 2000 and 1999, as reported for income tax purposes, were as follows:

For the year ended December 31, 2001

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends	Supplemental Information Qualified 5-Year Gain
2/1/01	$ .0399	$ .1834	$ .0089	$ .0178	$ .2500	$.0089
5/1/01	.0399	.1833	.0089	.0179	.2500	$.0089
8/1/01	.0399	.1833	.0090	.0178	.2500	$.0090
11/1/01	.0400	.1833	.0089	.0178	.2500	$.0089
	$ .1597	$ .7333	$ .0357	$ .0713	$ 1.0000	$.0357

For the year ended December 31, 2000

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
2/1/00	$ .1438	$ .2184	$ .0000	$ .0128	$ .3750
5/1/00	.1438	.2184	.0000	.0128	.3750
8/1/00	.0959	.1456	.0000	.0085	.2500
11/1/00	.0959	.1456	.0000	.0085	.2500
	$ .4794	$ .7280	$ .0000	$ .0426	$ 1.2500

For the year ended December 31, 1999

Date Paid	Ordinary Income	Non-Taxable Return of Capital	20% Rate Capital Gain	Unrecaptured Section 1250 Gain	Dividends
5/1/99	$ .1470	$ .0850	$ .0840	$ .0590	$ .3750
8/2/99	.1470	.0850	.0840	.0590	.3750
11/1/99	.1470	.0850	.0840	.0590	.3750
	$ .4410	$ .2550	$ .2520	$ .1770	$ 1.1250

Preferred dividends of $5.5 million were paid for each of the years ended December 31, 2001, 2000 and 1999, of which $2.2 million, $448,000 and $1.6 million were designated as a capital gain dividend for the years ended December 31, 2001, 2000 and 1999, respectively.

Derivative Financial Instruments

The Company adopted Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, (referred to hereafter as "FAS 133"), on January 1, 2001. The Company generally maintains an overall interest rate risk-management strategy that incorporates the use of derivative instruments to minimize volatility in earnings that is caused by interest rates, as well as changes in fair value on its fixed rate liabilities. The Company does not enter into derivative financial instrument contracts for trading or speculative purposes. Derivative instruments that have and may continue to be used as part of the Company's strategy include interest rate swaps and option contracts that have indices related to the pricing of specific balance sheet liabilities. All derivatives are formally documented and recognized on the balance sheet at their fair value. On the date that the Company enters into a derivative contract, it designates the derivative as a hedge of the variability of cash flows that are to be paid in connection with a recognized liability (a "cash flow hedge"), or to convert certain fixed-rate long-term debt to floating-rate debt (a "fair value hedge"). The effective portion of the change in fair value of a derivative that is designated and qualifies as a cash flow hedge is recorded as a component of Other comprehensive income (loss) until earnings are affected by the variability of cash flows of the hedged transaction. Changes in the fair value of a derivative that is highly effective and that is designated and qualifies as a fair-value hedge, along with changes in the fair value of the hedged liability that are attributable to the hedged risk are recorded in current-period earnings. The amount of hedge ineffectiveness for the year ended December 31, 2001 was not material. At December 31, 2001, a joint venture property accounted for under the equity method of accounting, in which the Company has a 49.0% interest, had an interest rate swap with a notional amount of $13.3 million and an interest rate of 2.85% that expires on October 21, 2002. Included as an adjustment to comprehensive income at December 31, 2001 is $45,000, representing the Company's proportionate share of the other comprehensive loss adjustment from the joint venture. As of December 31, 2001, the Company expects that within the next twelve months, it will reclassify amounts recorded in Accumulated other comprehensive loss into earnings of approximately $45,000. No derivative instruments were outstanding at December 31, 2000.

From time to time, the Company may enter into hedge agreements to minimize its exposure to interest rate risks. On February 25, 2000, the Company executed two interest rate swaps. The notional amounts of the swaps were approximately $10.6 million (which commenced March 1, 2000) and $54.8 million (which commenced March 10, 2000). The swaps amortized monthly in accordance with the amortization of the hedged loans and were to expire upon maturity of the loans. These swaps were executed to hedge the fair market value of five fixed rate loans. On December 11, 2000, the Company executed termination agreements for both swaps and received termination payments totaling $3.2 million, which are being amortized over the remaining terms of the two swap agreements (May 2007 for the $10.6 million swap and October 2007 for the $54.8 million swap). During 2001, the Company recorded a credit to interest expense of $476,000 with regards to the amortization of the termination payments. During the year ended December 31, 2000, the Company recorded a credit to interest expense of $331,000 with regards to the swaps.

Treasury Shares

The Company records the purchase of Treasury shares at cost. From time to time, the Company may reissue these shares. When the Company reissues the shares, the Company accounts for the issuance based on the "First in, first out" method.

Recent Accounting Pronouncements

In June 1998, the FASB issued SFAS No. 133, *Accounting for* Derivative Instruments and Hedging Activities, as amended by SFAS No. 137 and No. 138. The provisions of this statement require that derivative instruments be carried at fair value on the balance sheet. The statement continues to allow derivative instruments to be used to hedge various risks and sets forth specific criteria to be used to determine when hedge accounting can be used. For derivative instruments not accounted for as hedges, changes in fair value are required to be recognized in earnings. The provisions of this statement became effective January 1, 2001. The Company has adopted these provisions and the impact on the Company's financial position, results of operations and cash flows is not material to the Company.

In June 2001, the FASB approved Statements of Financial Accounting Standards No. 141 "Business Combinations" ("SFAS 141") and No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") which are effective July 1, 2001 and January 1, 2002, respectively, for the Company. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. The Company has adopted SFAS 141; however, since June 30, 2001, there were no combinations by the Company to which this standard would apply. Under SFAS 142, amortization of goodwill, including goodwill recorded in past business combinations, will discontinue upon adoption of this standard. All goodwill and intangible assets will be tested for impairment in accordance with the provisions of the SFAS 142. The impact of the impairment test on the Company's financial position, results of operations and cash flows is not expected to be material to the Company. As a result of the discontinuation of the amortization of goodwill, the Company will recognize a reduction in amortization expense of approximately $690,000 for the years ended December 31, 2002 and 2003 and $345,000 for the year ended December 31, 2004.

In August 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations" which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of the fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will be effective at the beginning of 2003. The Company is currently assessing, but has not yet determined the impact of SFAS No. 143 on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets". This Statement supersedes SFAS No. 121 and requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less costs to sell. SFAS No. 144 retains the fundamental provisions of SFAS 121 for (a) recognition and measurement of the impairment of long-lived assets to be held and used, and (b) measurement of long-lived assets to be disposed of by sale, but broadens the definition of what constitutes a discontinued operation and how the results of a discontinued operation are to be measured and presented. This Statement will be effective for the first quarter of 2002. The impact of adopting the provisions of this statement on the Company's financial position, results of operations and cash flows is not material to the Company.

Reclassifications

Certain reclassifications have been made to the 2000 and 1999 financial statements to conform to the 2001 presentation.

2. DEVELOPMENT, ACQUISITION AND DISPOSITION ACTIVITY

Development Activity

Construction in progress, including the cost of land for the development of multifamily properties, was $10.3 million and $7.5 million at December 31, 2001 and 2000, respectively. The Company capitalizes interest costs on funds used in construction, real estate taxes and insurance from the commencement of development activity through the time the property is ready for leasing. Capitalized interest, real estate taxes and insurance aggregated approximately $1.4 million, $1.1 million and $3.1 million during the years ended December 31, 2001, 2000 and 1999, respectively. During 2001, the Company completed the construction of a property and the last 16 units were made available for occupancy. In connection with the completion of this construction, the final $1.7 million was transferred from construction in progress to buildings and improvements. During 2000, the construction and leasing of 268 units at two properties were completed at a total cost of $20.6 million.

The following schedule details construction in progress at December 31, 2001:

Property	Number of Units	Costs Incurred to Date	Placed in Service through 12/31/01	December 31, 2001 Land Cost	December 31, 2001 Building Cost	Estimated Scheduled Completion
		(dollars in thousands)				
Orlando, Florida						
Courtney Chase Land	288	$ 2,145	$ -	$ 2,094	$ 51	TBD*
Boynton Beach, Florida						
Boynton Beach Land	229	5,922	-	4,802	1,120	TBD*
Other	-	2,220	-	602	1,618	
	517	$ 10,287	$ -	$ 7,498	$ 2,789	

* To Be Determined

Acquisition Activity

On June 29, 2001, the Company acquired a 27.8 acre parcel of land for $2.1 million located in Orlando, Florida. The Company is currently negotiating with an advisory client to form a joint venture partnership to complete development of this project. The proposed development of this project is for 288 multifamily Market Rate units.

On May 15, 2000, the Company and one of MIG's advisory clients executed a joint venture agreement for a newly developed 308 unit multifamily Market Rate property and the adjacent land located in Atlanta, Georgia. The Company's initial contribution included land of $4.6 million and cash of $795,000 for its proportionate share in the joint venture. The contributed land is a 48 acre parcel of land on which a 535 unit multifamily Market Rate property is being developed. This land is located adjacent to the 308 unit property. The 535 unit project to be built on the land is scheduled to be completed in 2003. As of December 31, 2001, 80 units are available for occupancy. In connection with the construction of the 535 units, the partnership obtained a construction loan for $30.0 million. This loan matures December 10, 2003, but has two one-year options to extend. As part of the loan agreement, the Company was required to guarantee the loan and any construction cost overruns. As guarantor, the Company has agreed to perform all obligations under the loan agreement that the partnership is unable to perform including, but not limited to, the payments of all amounts that may be due during the term of the loan. At December 31, 2001, the joint venture had real estate assets of $47.2 million and a mortgage payable of $29.1 million. The Company owns 49.0% of the joint venture.

On October 13, 2000, the Company executed a joint venture agreement to develop a 252 unit multifamily Market Rate property located in Cranberry Township, Pennsylvania. The 252 unit project is scheduled to be completed in 2002. The Company contributed land with an estimated fair value of $2.0 million and received a capital credit of $152,000 for its proportionate share in the joint venture. At the time of the transfer, the land had a book value of $3.1 million, consequently, the Company recorded a loss of $990,000 in connection with this transaction which is included in "Gain on disposition of properties and land, net" in the Consolidated Statements of Income. At December 31, 2001, the joint venture had 140 units available for occupancy, real estate assets of $17.6 million and borrowings of $15.4 million. The Company owns 49.0% of this joint venture.

On November 30, 2000, the Company acquired a 6.9 acre parcel of land for $5.2 million located in Boynton Beach, Florida. The Company intends to develop this site as a multi-use facility, principally for market rate apartments and ancillary uses.

Disposition Activity

During 2001, the Company sold seven operating properties for net cash proceeds of $11.8 million and the buyers' assumption of $25.3 million of mortgage indebtedness. An aggregate gain of $7.0 million was recorded.

During 2000, the Company sold six operating properties for net cash proceeds of $16.5 million and for one of the properties the buyer assumed $7.1 million of debt. These six sales resulted in a gain of $8.5 million.

During 1999, the Company sold eight operating properties for net cash proceeds of $36.8 million, resulting in a gain of $19.6 million. Additionally, Rainbow Terrace Apartments, an Affordable Housing property, was conveyed to HUD by deed in lieu of foreclosure resulting in a loss of approximately $66,000.

3. PROPERTIES HELD FOR SALE

At December 31, 2001, the Company had contracts to sell

one Market Rate property and one Affordable Housing property, which are presented in the Consolidated Balance Sheets as "Properties held for sale". For the year ended December 31, 2001, these two properties had an aggregate net income of $336,000. Additionally, had these two properties not been classified as held for sale, $188,000 of depreciation would have been recorded. At December 31, 2000, the Company had contracts to sell seven Market Rate properties which were presented as "Properties held for sale". One of the properties at December 31, 2001 was included in a sale of eight properties on December 31, 1999. To facilitate that sale, the Company financed the sale with fixed rate debt maturing July 31, 2001, which was extended until December 31, 2001. These sales were not recognized for GAAP purposes until the seller financing was repaid. In December 2001, there were two properties on which the seller financing was not repaid, and as such, the Company foreclosed on the notes on these two properties. One of the two properties is currently under a contract of sale and is one of the two properties classified as held for sale at December 31, 2001. The remaining property has been reclassified to "Real estate assets" and is no longer considered a "Property held for sale" in the Consolidated Balance Sheet at December 31, 2001. Upon reclassification, the Company recorded a depreciation charge of $298,000 in the fourth quarter of 2001.

4. RESTRICTED CASH

Restricted cash, some of which is required by HUD for certain government subsidized properties and others which are required by the lenders, includes residents' security deposits, reserve funds for replacements and other escrows held for the future payment of real estate taxes. The reserve funds for replacements are intended to provide cash to defray future costs that may be incurred to maintain the associated property. In addition, certain escrows are maintained in connection with mortgage servicing operations.

Restricted cash is comprised of the following:

(in thousands)	2001	2000
Resident security deposits	$ 1,746	$ 1,671
Investor's escrow	382	399
Escrow and reserve funds for replacements required by mortgagees	20,109	12,714
	$ 22,237	$ 14,784

Restricted resident security deposits are held in separate bank accounts in the name of the properties for which the funds are being held. Investor's escrow represent funds held by the Company primarily for the payment of operating expenses associated with properties managed by the Company on behalf of its pension fund clients. These funds are held in short term investments. Certain reserve funds for replacements are invested in a combination of money market funds, U.S. treasury bills with maturities less than 18 months, and collateralized mortgage obligations issued by the Federal Home Loan Mortgage Company ("FHLMC") maturing in 2023.

Debt securities owned with a maturity at date of purchase of less than 18 months are classified as "held to maturity" and securities with a maturity at date of purchase greater than 18 months are classified as "available for sale". Securities classified as held to maturity are measured at amortized cost. Securities classified as available for sale are measured at fair value. Adjustments to fair value of the securities available for sale, in the form of unrealized holding gains and losses, are excluded from earnings and reported net of tax, where applicable, as a separate component of comprehensive income. At December 31, 2001 and 2000, held to maturity securities included: treasury bills with a cost of $155,000 and $182,000 and a fair value of $158,000 and $184,000, respectively, and certificates of deposits with a cost and estimated fair value of $34,000 at December 31, 2000. Available for sale investments included FHLMC securities with a cost of $100,000 at December 31, 2001 and 2000.

5. INTANGIBLE AND OTHER ASSETS

Intangible assets, deferred charges and prepaid expenses consist of the following:

(in thousands)	2001	2000
Intangible assets	$ 7,130	$ 7,130
Deferred financing and leasing costs	13,850	13,630
Less: Accumulated amortization	(10,227)	(7,693)
	10,753	13,067
Prepaid expenses	4,285	3,343
Other assets	661	565
	$ 15,699	$ 16,975

Amortization expense for intangible assets was $1.2 million, $1.7 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. Amortization expense for deferred finance and leasing costs was $1.3 million, $1.1 million and $1.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. During 2000, the Company wrote off approximately $200,000 related to the unamortized amount attributed to the loss of an advisory relationship. This charge was recorded in "Depreciation and amortization" expense in the Consolidated Statements of Income.

6. EXTRAORDINARY ITEMS AND OTHER CHARGES

The extraordinary item of $179,000 in 2001 represents a write off of deferred finance costs related to the refinancing, prior to maturity, of a mortgage loan. The extraordinary item of $3.5 million recognized during 1999 includes a $750,000 facility fee charge, $127,000 interest cancellation penalty and a $932,000 write off of deferred finance costs related to the termination of the unsecured line of credit facility, and approximately $1.7 million related to the pay off and paydown of the Senior and Medium-Term Notes associated with the tender offer. The $1.7 million includes $1.5 million which represents the write off of deferred finance costs, $709,000 which represents transaction costs incurred and $106,000 which represents a prepayment penalty related to the payoff of a first mortgage loan from which $692,000, representing the gain related to the tender, was deducted. There were no extraordinary items in 2000.

7. DEBT

The Company's borrowings are represented by both secured and unsecured debt. Secured debt consists of the following:

	2001	2000
(in thousands)		
Conventional mortgage debt, maturing at various dates to 2012	$ 537,781	$ 542,781
Lines of credit, maturing 2002 and 2003	3,500	-
Federally insured mortgage debt, maturing at various dates to 2022	10,683	24,687
	$ 551,964	$ 567,468

Real estate assets pledged as collateral for all mortgage debt had a net book value of $706.6 million and $680.9 million at December 31, 2001 and 2000, respectively.

Conventional Mortgage Debt

Conventional mortgages payable are comprised of 56 loans at December 31, 2001 and 58 loans at December 31, 2000, each of which is collateralized by the respective real estate and resident leases. These nonrecourse, project specific loans accrue interest at a fixed rate. On December 31, 2001, the Company and its partners completed the refinancing of a $6.1 million HUD loan on a property in which the Company is a 66.67% owner. The refinancing consisted of two loans. The first loan is in the amount of $7.9 million. This loan accrues interest at 6.36% and requires monthly principal and interest payment until the maturity date of July 1, 2005, at which time all unpaid principal and interest is due. The second loan is in the amount of $6.0 million. This loan accrues interest at the rate of 6.36% and requires monthly interest only payments until the maturity date of January 1, 2003, at which time all unpaid principal and interest is due. The proceeds from this loan are restricted. During 2000, the Company caused to be obtained a $14.0 million first mortgage loan encumbering a property owned by a subsidiary. The loan provides for disbursement in two installments. The first installment of $9.8 million was disbursed in September 2000. The balance of $4.2 million was disbursed in March 2001. The loan requires monthly interest only payments at the rate of 7.76% through October 15, 2002 at which time principal and interest payments are required through the maturity date of October 15, 2005. Mortgages payable are generally due in monthly installments of principal and/or interest and mature at various dates through June 2012. The weighted average interest rate of the conventional fixed rate mortgages was 7.77% and 7.71% at December 31, 2001 and 2000, respectively.

Federally Insured Mortgage Debt

Federally insured mortgage debt which encumbered four of the properties at December 31, 2001 and six of the properties at December 31, 2000 (including one property which is funded through Industrial Development Bonds) is insured by HUD pursuant to one of the mortgage insurance programs administered under the National Housing Act of 1934. These government-insured loans are nonrecourse to the Company. Payments of principal, interest and HUD mortgage insurance premiums are made in equal monthly installments and mature at various dates through March 1, 2022. At December 31, 2001, three of the four federally insured mortgages have a fixed rate and the remaining mortgage ($1.7 million) has a variable rate. Interest rates on the HUD-insured indebtedness range from 5.0% to 7.5%. The weighted average interest rate of the federally insured mortgages was 6.62% and 8.27% at December 31, 2001 and 2000, respectively.

Under certain of the mortgage agreements, the Company is required to make escrow deposits for taxes, insurance and replacement of project assets. The variable rate mortgage is also secured by a letter of credit which is renewed annually.

Cash Tender Offers for Unsecured Debt Securities

On October 21, 1999, the Company commenced cash tender offers and concurrent consent solicitations for all of the Company's outstanding unsecured debt securities. The vote of the holders of a simple majority of the principal amount of outstanding notes voting together as one class was required to obtain the requisite consents. The initial offer provided for a discount to par; however, by November 3, 1999, the Company had not received the requisite consents. On November 3, 1999, the Company notified the noteholders that it would tender the notes for par including a consent fee of $25 per $1,000 of par value. On November 19, 1999, all debt securities tendered, representing Senior and Medium-Term Notes totaling $168.2 million in principal, were accepted and constituted a majority of the Company's outstanding notes pursuant to the amended terms of its cash tender offers and concurrent consent solicitations. Accordingly, the Company and the trustee for the notes executed a supplemental indenture containing the proposed amendments approved by noteholders, which became effective upon acceptance by the Company for payment of all notes validly tendered pursuant to the tender offers. The Company funded the tender offers with project specific, non-recourse loans from The Chase Manhattan Bank. The loans were collateralized by individual mortgages on 29 properties with gross proceeds of $205.0 million, with a weighted average term of 10.6 years and a weighted average interest rate of 7.86%. The net proceeds, after repayment of certain outstanding indebtedness and transaction costs, were approximately $180.0 million.

Under the revised terms of the offers and solicitations, investors who tendered their securities prior to the Consent Date received the revised consideration of $975 per $1,000 principal amount plus a Consent Fee of $25 per $1,000 Note; investors who tendered after that date received the new purchase price but not the Consent Fee. Investors who had previously validly tendered their notes received the increased purchase price, as well as the Consent Fee. In either event, accrued and unpaid interest was paid up to, but excluding, the settlement date of the tender offers.

Upon completion of this transaction, the Company recognized an extraordinary charge of approximately $1.5 million which represented a write off of deferred finance and other transaction costs related to the termination of these unsecured debt securities.

Senior Notes

The Senior Notes issued during 1995 in the principal amounts of $75.0 million and $10.0 million accrued interest at 8.38% and 7.10%, respectively, and were to mature in 2000 and 2002, respectively. Pursuant to the tender offer during 1999, as discussed above, the Company paid off the $10.0 million Senior Note and paid down the $75.0 million Senior Note. The balance of the $75.0 million Senior Note, net of unamortized discounts, was $8.5 million at December 31, 1999. In accordance with the terms of the note, on April 15, 2000, the Company paid $8.9 million which represented the outstanding balance and all interest accrued thereon.

Medium-Term Notes Program

The Company had a Medium-Term Note (the "MTN") outstanding having an aggregate balance of $105,000 at December 31, 2001 and two MTN's having an aggregate balance of $709,000 at December 31, 2000. Pursuant to the tender offer during 1999, as discussed above, the Company paid off eight and paid down two of the MTN's with an aggregate payment of $91.8 million. Additionally, the Company paid off a $20.0 million MTN that matured in September 1999. In September, in accordance with the terms of the note, the Company paid the $604,000 balance of one MTN. The remaining MTN has a balance of $105,000, bears interest at 6.88% and matures in December 2004. The weighted average interest rate of the two MTN's was 7.26% at December 31, 2000.

The Company's current MTN Program provides for the issuance, from time to time, of up to $102.5 million of MTN's due nine months or more from the date of issue and may be subject to redemption at the option of the Company or repayment at the option of the holder prior to the stated maturity date. These MTN's may bear interest at fixed rates or at floating rates and can be issued in minimum denominations of $1,000. At December 31, 2001, there was $62.5 million of additional MTN borrowings available under the program.

Lines of Credit

On November 18, 1999, the Company entered into a $12.0 million secured line of credit facility (the "Secured Line of Credit"). This Secured Line of Credit is secured by two of the Company's properties. The facility was scheduled to mature October 31, 2001 and was extended to December 31, 2002. The Company's borrowings under the Secured Line of Credit bear interest at a rate of, either the prime rate or LIBOR plus 2.0% at the Borrower's option. The Secured Line of Credit is utilized by the Company to provide working capital and for general corporate purposes. Letters of credit totaling $4.0 million limit the amount available under this line of credit to $8.0 million. At

December 31, 2001 and 2000, there were no borrowings outstanding under this facility.

On July 20, 2000, the Company entered into a $20.0 million revolving line of credit which is secured by one of the Company's properties. At December 31, 2001, the borrowings were restricted up to an amount not to exceed $12.6 million. The facility is for a term of three years. The Company's borrowings under this revolving line of credit bear interest at a rate of LIBOR plus 1.5%. This revolving line of credit is utilized by the Company to provide working capital and for general corporate purposes. At December 31, 2001, there were $3.5 million of borrowings outstanding under this line of credit. At December 31, 2000, there were no borrowings outstanding under this facility.

Prior to its termination in May 1999, the Company had available a $250.0 million line of credit which contained various restrictive covenants. Interest on this line was payable at the prime rate or LIBOR plus a specified spread, depending on the Company's long term senior unsecured debt rating from Standard and Poor's and Moody's Investors Service. An annual commitment fee of 15 basis points on the maximum commitment, as defined in the agreement, was payable annually in advance on each anniversary date. In May 1999, the Company repaid all outstanding obligations under this line of credit through proceeds received from financing project specific, nonrecourse mortgage loans and accordingly, terminated the facility.

As of December 31, 2001, the scheduled maturities of secured and unsecured indebtedness for each of the next five years and thereafter, are as follows (in thousands):

2002	$ 20,130
2003	12,245
2004	6,751
2005	28,447
2006	7,650
Thereafter	476,846
	$ 552,069

Cash paid for interest was $41.8 million, $43.8 million and $40.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

8. INVESTMENTS IN AND ADVANCES TO JOINT VENTURES

At December 31, 2001, the Company's interests in the joint venture partnerships were as follows:

	Ownership
Americana	33.33%
Gates Mills Towers	33.33%
Watergate	33.33%
College Towers	50.00%
Highland House	50.00%
Lakeshore Village	50.00%
Idlewylde-Phase I	49.00%
Idlewylde-Phase II	49.00%
Berkley Manor	49.00%

Summarized financial information for these joint ventures is as follows:

Balance sheet data (in thousands)	2001	2000
Real estate, net	$ 86,623	$ 46,750
Other assets	4,357	4,087
	$ 90,980	$ 50,837
Amounts payable to the Company	$ 256	$ 244
Mortgages payable	95,811	64,866
Other liabilities	4,739	4,239
Accumulated deficit	(9,826)	(18,512)
	$ 90,980	$ 50,837

Operating data (in thousands)	2001	2000	1999
Rental revenues	$ 20,157	$ 20,067	$ 19,074
Other revenues	726	467	114
Operating and maintenance expenses	(14,528)	(13,347)	(11,208)
Depreciation and amortization	(2,554)	(2,196)	(1,666)
Interest expense	(5,166)	(5,708)	(5,232)
Net (loss) income before cumulative effect	(1,365)	(717)	1,082
Cumulative effect of a change in accounting principle	-	-	1,466
Net (loss) income	$ (1,365)	$ (717)	$ 2,548
Company's proportionate interest in:			
Depreciation and amortization	$ 1,052	$ 843	$ 592
Interest expense	2,009	2,092	1,800
*Cumulative effect of a change in accounting principle	-	-	523
(Loss) income of joint ventures before cumulative effect of a change in accounting principle	(486)	(164)	585

*The Company's proportionate share of the cumulative effect of a change in accounting principle is included in the Company's consolidated Cumulative effect of a change in accounting principle as presented in the Consolidated Statements of Income.

The Company's net contributions were $4.1 million, $1.3 million and $56,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Revenues from property management fees charged to joint ventures aggregated $896,000, $891,000 and $843,000 for the years ended

December 31, 2001, 2000, 1999, respectively. The corresponding expenses are included in the operating and maintenance expenses of the joint ventures, as set forth above.

Lakeshore Village is governed by regulations pursuant to the property's HUD rent subsidy and mortgage insurance programs, which contain provisions governing certain aspects of the operations of the property (See Note 11). Rent subsidies of $744,000, $730,000 and $749,000 for the years ended December 31, 2001, 2000 and 1999, respectively, were received by the property.

On July 20, 2001, the Company entered into multiple agreements concerning the disposition of five Market Rate joint venture properties located in Northeast Ohio. Under the agreements, the Company would eventually become the 100% fee owner of three of the properties and relinquish its ownership interest in two of the properties (one property of which the Company is a 66.67% owner). These transactions are anticipated to be completed during the first half of 2002.

9. TRANSACTIONS WITH AFFILIATES AND JOINT VENTURES

Management and Other Services

The Company provides management and other services to (and is reimbursed for certain expenses incurred on behalf of) certain non-owned properties in which the Company's Chief Executive Officer and/or other related parties have varying ownership interests. The entities which own these properties, as well as other related parties, are referred to as "affiliates". The Company also provides similar services to joint venture properties.

Summarized affiliate and joint venture transaction activity was as follows:

(in thousands)	2001	2000	1999
Property management fee and other miscellaneous service revenues			
-affiliates	$ 1,628	$ 1,860	$ 2,506
-joint ventures	947	965	883
Painting service revenues			
-affiliates	569	303	480
-joint ventures	1,005	264	220
Expenses incurred on behalf of and reimbursed by[1]			
-affiliates	4,040	4,208	4,007
-joint ventures	3,161	3,010	2,873
Interest income			
-affiliates	199	264	303
Interest expense			
-affiliates	(123)	(176)	(124)
-joint ventures	(24)	(27)	(26)

(1) Primarily payroll and employee benefits, reimbursed at cost.

Property management fees and notes and other miscellaneous receivables due from affiliates and joint venture properties aggregated $2.5 million and $4.9 million at December 31, 2001 and 2000, respectively. Other miscellaneous payables due to affiliates and joint venture properties aggregated $109,000 and $2.9 million at December 31, 2001 and 2000, respectively.

Advances to Affiliates and Joint Ventures

In the normal course of business, the Company has advanced funds on behalf of, or holds funds for the benefit of, affiliates and joint ventures. Funds advanced to affiliates and joint ventures aggregated $44,000 and $296,000 at December 31, 2001, respectively, and $573,000 and $3.6 million at December 31, 2000, respectively. The Company held funds for the benefit of affiliates and joint ventures in the aggregate amount of $3.8 million and $1.5 million at December 31, 2001, respectively, and $4.3 million and $950,000 at December 31, 2000, respectively.

Service Companies

On October 25, 2001, the Company purchased certain common stock interests in Service Companies that were owned by the Company's Chief Executive Officer for an aggregate purchase price of $64,000, which represented the estimated value at the date of purchase. At December 31, 2001, the Company owns 100% of these Service Companies.

Notes Receivable

At December 31, 2001 and 2000, two notes of equal amounts were receivable from the Company's Chief Executive Officer aggregating $3.3 million (included in "Accounts and notes receivables-affiliates and joint ventures"). One of the notes is partially secured by 150,000 of the Company's common shares; the other note is unsecured. For the years ended December 31, 2001 and 2000, the average interest rate charged on these notes was approximately 5.8% and 7.8%, respectively, with principal due May 1, 2002. The Company recognized interest income of $199,000, $263,000 and $227,000 for the years ended December 31, 2001, 2000 and 1999, respectively, relating to these notes.

10. NOTEHOLDER INTEREST

The Company has a noteholder interest in one multifamily property which, since 1984, has been unable to generate sufficient cash flow, as defined, to meet the scheduled interest payments under notes payable to the Company. Accordingly, the Company is entitled to all cash flows from operations. To the extent that the cumulative unpaid debt service on the notes is greater than ten years of aggregate principal and interest amortization (the cumulative amount of debt service), which occurred in 1995, the Company can exercise its rights under a security agreement and foreclose on the property. Because, in substance, the Company will eventually own title to the property, most likely through foreclosure, the property is presented in the financial statements as if owned by the Company. Summarized financial information for this property is as follows:

(in thousands)	2001	2000
Real estate, net	$1,678	$ 1,790
Other assets	382	124
	$2,060	$ 1,914
Mortgage notes payable	$3,540	$ 3,749
Other liabilities	771	412
Accumulated deficit	(2,251)	(2,247)
	$2,060	$ 1,914

(in thousands)	2001	2000	1999
Rental and other revenue	$ 2,112	$ 2,141	$ 2,306
Property operating and maintenance expenses	(1,556)	(1,425)	(1,265)
Depreciation and amortization	(287)	(254)	(222)
Interest expense	(273)	(289)	(301)
Cumulative effect of a change in accounting principle	-	-	190
Net (loss) income	$ (4)	$ 173	$ 708

11. COMMITMENTS AND CONTINGENCIES

Leases

The Company owns one property which derives part of its rental revenues from commercial tenants with noncancellable operating leases. Future minimum lease payments to be received, assuming no new or renegotiated leases, or option extensions, for each of the next five years and thereafter, are as follows (in thousands):

2002	$ 1,003
2003	959
2004	908
2005	462
2006	236
Thereafter	1,153
	$ 4,721

The Company leases certain equipment under capital leases. Such equipment is included in property, plant and equipment with a cost of $349,000 and accumulated depreciation of $182,000 at December 31, 2001. The Company also leases certain equipment and facilities under operating leases. Future minimum lease payments under all capital and noncancellable operating leases in which the Company is the lessee, principally for ground leases for each of the next five years and thereafter, are as follows (in thousands):

	Capital	Operating
2002	$ 22	$ 317
2003	22	235
2004	22	225
2005	21	187
2006	9	101
Thereafter	-	4,872
	96	$ 5,937
Less interest	(20)	
	$ 76	

Certain of the ground lease agreements contain provisions which, upon expiration of the lease, require reversion of the land and building to the lessor. Such provisions exist for nine properties included in the financial statements and expire at various dates from 2021 to 2086. Rental revenues derived from such properties were $10.3 million, $9.8 million and $9.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Furthermore, at the end of the term of the lease, any remaining replacement reserves revert to the lessor. Management believes that the replacement reserves will be utilized for their intended purpose prior to the end of the lease term. Such cash reserves included in restricted cash was $1.0 million at December 31, 2001 and 2000. With respect to such leases, the Company incurred ground rent expense of $101,000 for each of the years ended December 31, 2001, 2000 and 1999.

The Company owns one property which is subject to a warranty deed reversion provision. This provision requires that the assignment of fee simple title shall expire in 2037. At December 31, 2001, the net book value of this property was $1.3 million.

Certain Joint Venture Commitments

The Company has guaranteed completion of certain improvements totaling $233,000 in connection with the refinancing of the Americana Apartments, a 738 unit multifamily community located in Euclid, Ohio, in which the Company is a 33.33% joint venture partner. This obligation is secured by a $233,000 letter of credit. Additionally, in connection with the refinancing of the Watergate Apartments, a 949 unit multifamily community located in Euclid, Ohio, in which the Company is a 33.33% joint venture partner, the Company has guaranteed completion of certain improvements totaling approximately $7.0 million. This obligation is secured by a $3.5 million letter of credit. Also, the Company provided a $407,000 performance bond to the City of Boynton Beach, Florida, which guarantees performance by a Company subsidiary of certain improvements in connection with the Company's proposed Boynton Beach development. Furthermore, the Company has guaranteed construction cost overruns and the payment of a $30.0 million construction loan in connection with the Idlewylde Apartments Phase II, a 535 unit multifamily community located in Atlanta, Georgia which is being developed by the Company and its pension fund joint venture partner. This loan matures December 10, 2003, but has two one-year options to extend. The Company also has guaranty obligations under a $220,000 letter of credit for purposes of guaranteeing certain equity contributions required by the construction lender in connection with Berkley Manor, a 252 unit multifamily community located in Cranberry Township, Pennsylvania, which is being developed by the Company and its joint venture partner.

Affordable Housing

Certain of the Company's Affordable Housing properties are governed by rent subsidies and/or mortgage insurance program regulations, which contain provisions governing certain aspects of the operations of these properties. Among other matters, such provisions may include a requirement to maintain a reserve fund for replacements, the renting of properties to qualifying residents, and the requirement to make distributions in accordance with certain regulations. Certain approvals may be required to encumber properties having rental subsidies.

The rent subsidy program provides that HUD will make monthly housing assistance payments to a Company subsidiary on behalf of persons who reside in approved properties and who meet the eligibility criteria. The amount of the total monthly rental and the subsidy is determined at least annually by HUD. This arrangement is evidenced by a contract between HUD and the applicable Company subsidiary. Such contracts have scheduled expiration dates between March 2002 and November 2019. HUD may abate subsidy payments if the applicable Company subsidiary defaults on any obligations under such contracts and fails to cure each default after receiving notice thereof. Rent subsidies of $6.8 million for each of the years ended December 31, 2001, 2000 and 1999, were recognized in income by the 13 wholly owned subsidiaries eligible for federal rent subsidies for the years ended December 31, 2001, 2000 and 1999, respectively. As discussed in Note 7, certain obligations are insured by federal mortgage insurance programs.

Pending Litigation

The Company settled a lawsuit pending in the Harris County, Texas District Court against MIG Realty Advisors, Inc. ("MIGRA") (MIG's predecessor company) and others involving a claim for contribution and indemnity arising out of MIGRA having served as an investment advisor to an advisory client in connection with the acquisition of an apartment project located in Houston, Texas. On or about December 30, 1998, the advisory client that acquired the property filed suit against the seller, the consulting engineer who performed the engineering due diligence and others seeking damages for defective conditions discovered at the property that were allegedly concealed by the seller and not discovered by the consulting engineer during the pre-purchase due diligence investigation conducted by the engineer. The consulting engineer filed a third party claim against MIGRA, alleging that MIGRA was responsible for the conduct of the due diligence investigation and consequently MIGRA, rather than the engineer was responsible for any damages suffered by the advisory client. Some of the other defendants, including the seller and the general contractor filed cross actions against MIGRA under the Texas contribution and proportionate liability statutes alleging that MIGRA was responsible in whole or in part for the damages alleged to have been suffered by the plaintiff advisory client. The consulting engineer later amended its cross action to include similar claims against MIGRA for contribution and determination of proportionate responsibility. The advisory client and MIGRA entered into a tolling agreement for the purpose of tolling any claims that the advisory client may have had against MIGRA in connection with the apartment project. The effect of the cross actions was to attempt to make MIGRA potentially responsible for some or all of the claims of the advisory client irrespective of whether MIGRA had been sued directly by the advisory client. On March 28, 2001, the Company entered into a settlement agreement, which had the effect of releasing MIGRA, the Company and others from all liability in connection with the lawsuit. The terms of the settlement agreement are confidential. In respect to the above settlement, the Company recorded a liability and a charge to its results of operations to reflect the cash settlement. In addition, the Company is entitled to indemnification from the former MIGRA stockholders arising out of the Merger Agreement between the Company and MIGRA dated April 16, 1998 which had the effect of offsetting a portion of the aforementioned costs recorded by the Company. The Company believes that the amounts not recovered under the aforementioned indemnification, are covered under MIG's liability insurance policy. Accordingly, the net amounts charged to the

Company's general and administrative expense in respect of the settlement were not material.

On August 10, 2001, Fluor Daniel, Inc. ("FDI") filed a Demand For Arbitration with the American Arbitration Association ("AAA") arising out of construction services provided by FDI to MIG/Orlando Development, LTD ("MOD"), an affiliate of the Company, pursuant to a construction contract between FDI and MOD for the construction of a 460 unit apartment community located in Orlando, Florida. FDI claims that it suffered damages in performing the work because of the owner's breach of the construction contract. FDI has not specified the amount of its damages, which it claims is yet to be determined; however, the Company believes that its claim may exceed $3.0 million based on certain information which the company has obtained. Both MOD and the Company are named as party defendants in this litigation. MOD and the Company have filed a counterclaim with the AAA against FDI seeking liquidated damages of $1.9 million arising out of FDI's failure to complete the project in a timely manner as required by the terms of the construction contract. The MOD acquired this project in 1998 as part of the Company's acquisition of MIG Realty Advisors from a group that includes persons who are now officers and directors of the Company, which group could have a material interest adverse to the Company, because of indemnification obligations owing to the Company in connection with this litigation. The Company is vigorously defending this claim and pursuing its counterclaim, but cannot predict the final outcome of this dispute.

On August 28, 2001, Helene Fien filed a complaint in the Court of Common Pleas, Cuyahoga County, Ohio against the Company, its CEO, Jeffrey I. Friedman, AEC Management Company (a corporation that merged with the Company at the time of the IPO in 1993) and Associated Estates Corporation (a non-affiliated company). The complaint alleges fraud, breach of fiduciary duty and conversion against each of the defendants and a RICO claim against the individual defendant in connection with various minority interests (5% or less) in pre IPO entities allegedly held by Mrs. Fien's deceased husband at the time of his death in 1985. The Complaint demands compensatory damages in the amount of $10.0 million plus punitive damages, attorneys' fees, interests and costs. The litigation is in a preliminary stage. The Company believes it has meritorious defenses and intends to vigorously defend this claim, but cannot predict the final outcome of this dispute.

The Company is also subject to other legal proceedings and claims which arise in the ordinary course of its business. Although occasional adverse decisions (or settlements) may occur, the Company believes that the final disposition of any such pending matters will not have a material adverse effect on the financial position or results of operations of the Company.

12. DISCLOSURE ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of estimated fair value were determined by management using available market information and appropriate valuation methodologies. Considerable judgment is necessary to interpret market data and develop estimated fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize on disposition of the financial instruments. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

Rents, accounts and notes receivable, accounts payable, accrued expenses and other liabilities are carried at amounts which reasonably approximate corresponding fair values.

Mortgages and notes payable with an aggregate carrying value of $552.0 million and $567.5 million at December 31, 2001 and 2000, respectively, have an estimated aggregate fair value of approximately $568.0 million and $570.6 million, respectively. Estimated fair value is based on interest rates currently available to the Company for issuance of debt with similar terms and remaining maturities.

The Medium-Term Note with an aggregate carrying value of $105,000 at December 31, 2001 and 2000, respectively, has an estimated fair value of $122,000 and $109,000, respectively.

The Company may, from time to time, enter into interest rate agreements to manage interest costs and risks associated with changing rates. The Company does not utilize these agreements for trading or speculative purposes. These agreements, considered qualifying hedges, are not recorded in the financial statements until the debt transaction is consummated and the agreement is settled.

Disclosure about the fair value of financial instruments is based on pertinent information available to management as of December 31, 2001 and 2000. Although management is not aware of any factors that would significantly affect the fair value amounts, such amounts have not been comprehensively revalued for purposes of these financial statements since these dates and current estimates of fair value may differ significantly from the amounts presented herein.

13. SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

The following summarizes the non-cash investing and financing activities of the Company which are not reflected in the Consolidated Statements of Cash Flows:

(in thousands)	2001	2000	1999
Issuance of common shares in connection with the MIGRA merger including the second and third issuance dates	$ -	$ 1,483	$ 873
Purchase price adjustment	-	-	1,232
Assumption of mortgage debt in connection with the acquisition of properties	-	1,545	-
Assumption of liabilities in connection with the acquisition of properties	-	-	1,623
Dividends declared but not paid	4,855	-	-
Contributions of land to joint venture, net of loss on conveyance	-	6,755	-
Adjustment for purchase of minority interest	536	292	-
Assumption of debt by purchaser of property	25,316	7,086	-
In connection with the conveyance of RTA to HUD:			
Transfer of mortgage debt	-	-	1,935
Transfer of other liabilities	-	-	188
Transfer of accounts receivable-rent	-	-	31
Transfer of escrows	-	-	762
Transfer of real estate assets, net	-	-	1,396

14. COMMON, TREASURY AND PREFERRED SHARES

Common Shares

In 2000, the Company issued 216,911 common shares for the benefit of the former MIGRA shareholders. This issuance was made pursuant to the contingent consideration provisions of the MIGRA merger agreement. Such shares were recorded in the amount of $1.5 million and increased the recorded amount of the intangible asset associated with the purchase of MIGRA.

Treasury Shares

The Company's Board of Directors has authorized the repurchase of up to five million of the Company's common shares to be repurchased by the Company at market prices. At December 31, 2001, 3,574,358 shares had been repurchased at an aggregate cost of approximately $32.7 million. At December 31, 2000, 3,646,180 shares had been repurchased at an aggregate cost of approximately $33.7 million. The decline in Treasury Shares from 2000 to 2001 was due to the reissuance of shares from treasury shares under various share programs of the Company (See Note 16). The repurchases were funded primarily from operating cash flows, refinancing proceeds and proceeds received from the sale of operating properties. At December 31, 2001, the Company has 1,425,642 common shares available to be repurchased under this plan. The timing of stock purchases are made at the discretion of management.

Preferred Shares

At December 31, 2001, 2,250,000 Depositary Shares were outstanding, each representing 1/10 of a share of the Company's 9.75% Class A Cumulative Redeemable Preferred Shares. Dividends on the preferred shares are cumulative from the date of issue and are payable quarterly. Except in certain circumstances relating to the preservation of the Company's status as a REIT, the preferred shares were not redeemable prior to July 25, 2000. On and after July 25, 2000, the preferred shares are redeemable for cash at the option of the Company.

The Company is authorized to issue 3,000,000 Class B Cumulative Preferred Shares, without par value, and 3,000,000 Noncumulative Preferred Shares, without par value. There are no Class B Cumulative or Noncumulative Preferred Shares issued or outstanding at December 31, 2001 or 2000.

Shareholder Rights Plan

During January 1999, the Company adopted a Shareholder Rights Plan. To implement the Plan, the Board of Directors declared a distribution of one Right for each of the Company's outstanding common shares. Each Right entitles the holder to purchase from the Company 1/1,000th of a Class B Series I Cumulative Preferred Share (a "Preferred Share") at a purchase price of $40 per Right, subject to adjustment. One one-thousandth of a Preferred Share is intended to be approximately the economic equivalent of one common share. The Rights will expire on January 6, 2009, unless redeemed by the Company as described below.

The Rights are not currently exercisable and trade with the Company's common shares. The Rights will become exercisable if a person or group becomes the beneficial owner of 15.0% or more of the then outstanding common shares of the Company or announces an offer to acquire 15.0% or more of the Company's then outstanding common shares.

If a person or group acquires 15.0% or more of the Company's outstanding common shares, then each Right now owned by the acquiring person or its affiliates will entitle its holder to purchase, at the Right's then-current exercise price, fractional preferred shares that are approximately the economic equivalent of common shares (or, in certain circumstances, common shares, cash, property or other securities of the Company) having a market value equal to twice the then-current exercise price. In addition, if, after the Rights become exercisable, the Company is acquired in a merger or other business combination transaction with an acquiring person or its affiliates or sells 50.0% or more of its assets or earnings power to an acquiring person or its affiliates, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of the acquiring Company's common shares having a market value of twice the Right's exercise price. The Board of Directors may redeem the Rights, in whole, but not in part, at a price of $.01 per Right.

The distribution was made on January 29, 1999 to shareholders of record on that date. The initial distribution of Rights is not taxable to shareholders.

15. EARNINGS PER SHARE

Earnings per share ("EPS") has been computed pursuant to the provisions of SFAS No. 128. The following table provides a reconciliation of both income before extraordinary item and cumulative effect of a change in accounting principle and the number of common shares used in the computation of basic EPS, which utilizes the weighted average number of common shares outstanding without regard to dilutive potential common shares, and diluted EPS, which includes all such shares.

(in thousands, except per share amounts)	For the year ended December 31, 2001	2000	1999
Basic Earnings Per Share:			
Income before extraordinary item and cumulative effect of a change in accounting principle	$ 5,086	$ 4,942	$ 22,846
Less: Preferred share dividends	(5,484)	(5,484)	(5,484)
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle applicable to common shares	(398)	(542)	17,362
Less: Extraordinary item	(179)	-	(3,456)
Add: Cumulative effect of a change in accounting principle	-	-	4,319
Net (loss) income applicable to common shares	$ (577)	$ (542)	$ 18,225
Diluted Earnings Per Share:			
Income before extraordinary item and cumulative effect of a change in accounting principle	$ 5,086	$ 4,942	$ 22,846
Less: Preferred share dividends	(5,484)	(5,484)	(5,484)
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle applicable to common shares	(398)	(542)	17,362
Less: Extraordinary item	(179)	-	(3,456)
Add: Cumulative effect of a change in accounting principle	-	-	4,319
Net (loss) income applicable to common shares	$ (577)	$ (542)	$ 18,225
Number of Shares:			
Basic- weighted average shares outstanding	19,415	19,733	22,051
Add: Dilutive shares	-	-	2
Diluted -weighted average shares outstanding	19,415	19,733	22,053
Earnings per common share - basic:			
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	$ (.02)	$ (.03)	$ .79
Extraordinary Item	$ (.01)	$ -	$ (.15)
Cumulative effect of a change in accounting principle	$ -	$ -	$ .19
Net (loss) income	$ (.03)	$ (.03)	$ .83
Earnings per common share - diluted:			
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	$ (.02)	$ (.03)	$ .79
Extraordinary item	$ (.01)	$ -	$ (.15)
Cumulative effect of a change in accounting principle	$ -	$ -	$ .19
Net (loss) income	$ (.03)	$ (.03)	$ .83

Options to purchase 1.4 million of common shares were outstanding at December 31, 1999, (See Note 16), which have been reflected above using the treasury stock method. Approximately 3.2 million and 1.8 million common share options were excluded from the dilutive calculation as the inclusion would be antidilutive due to the net loss applicable to common shares for the years ended December 31, 2001 and 2000, respectively.

The exchange of operating partnership minority interests into common shares was not included in the computation of diluted EPS for certain periods because the Company plans to settle these OP units in cash.

16. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Company sponsors a defined contribution retirement plan pursuant to Section 401(k) of the Internal Revenue Code, whereby eligible employees may elect to contribute between 1.0% and 15.0% of their gross wages. The Company matches such contributions at a rate of 50.0% up to a maximum participant contribution of 6.0% (maximum employer contribution was 25.0% up to a maximum participant's contribution of 6.0% prior to February 1, 2001). The Company made contributions to this plan, of approximately $271,000, $118,000 and $154,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Additionally, the Company offers long-term disability and medical, dental and life insurance benefits to employees.

AERC Share Option Plan

The Company provides an incentive and nonqualified stock option plan (the "AERC Share Option Plan") under which 543,093 of the Company's common shares are reserved for awards of share options to eligible key employees. Options may be granted at per share prices not less than fair market value at the date of grant and must be exercisable within ten years thereof. Option awards granted are vested in equal annual increments over no fewer than three years, beginning on the first anniversary of the date of grant.

Equity-Based Incentive Compensation Plan

The Equity-Based Incentive Compensation Plan ("the Omnibus Equity Plan"), an equity-based incentive compensation plan, provides for the grant to participants of options to purchase common shares, awards of common shares subject to restrictions on transfer, awards of common shares issuable in the future upon satisfaction of certain conditions, rights to purchase common shares and other awards based on common shares. The option price with respect to the grant of options to purchase common shares will be determined at the time of the grant but will not be less than 100% of the fair market value of the common shares at the date of the grant or 110% in the case of a participant who, at the date of grant, owns shares with more than 10.0% of the total combined voting power of all classes of stock of the Company. The rights to purchase common shares will enable a participant to purchase common shares (i) at the fair market value of such shares on the date of such grant or (ii) at 85.0% of such fair market value on such date if the grant is made in lieu of cash compensation. Under the terms of the Omnibus Equity Plan, these grants and awards may not aggregate more than 1,400,000 common shares and no participating employee may receive awards with respect to more than 250,000 common shares during any calendar year.

Restricted share grants made from this Plan vest either in equal increments over three years or at the end of nine years from the date of grant. Those shares vesting at the end of a nine year period have a feature which permits the acceleration of the vesting upon the Company achieving certain financial benchmarks. Option grants made from this Plan to date have been vested either in equal increments over three years or five years beginning on the first anniversary of the date of grant or at the end of nine years. The accelerator described above also applied to the nine year grants. Cash dividends paid during the period of restriction are recorded as a charge to "Accumulated distributions in excess of accumulated net income".

Deferred compensation of $211,000, $108,000 and $37,000 at December 31, 2001, 2000 and 1999, respectively, has been reflected as a reduction of paid-in capital in the accompanying financial statements relating to the issuance of 65,000 restricted shares in 2000 and 21,000 restricted shares in 1999.

Options Granted to Outside Directors

The Company has granted options to outside directors on a periodic basis since the initial public offering ("IPO"). The option awards are determined and approved by the board of directors. Option awards granted vest one year from the date of grant.

Year 2001 Equity Incentive Plan

The Company's Year 2001 Equity Incentive Plan (the "EIP") was adopted by the Board on December 8, 2000 and operates substantially the same as the Equity-Based Incentive and Share Option Plans. The EIP, however, allows for participation by directors as well as employees, does not allow for the grant of incentive stock options and the restricted shares or options issued under the EIP consist solely of treasury shares.

Compensation expense of $189,000 and $99,000 at December 31, 2001 and 2000, respectively, was recorded relating to the issuance of 82,133 restricted shares in 2001.

SFAS No. 123

The Company does not recognize compensation cost for stock options when the option exercise price equals or exceeds the market value on the date of the grant. Had compensation cost for the Company's stock-based compensation plans been determined based on the fair values of the options granted at the grant dates, consistent with the method of SFAS No. 123, the Company's net income and earnings per share at December 31 would have been as follows:

(in thousands except per share data)		2001		2000		1999
Net (loss) income applicable to common shares						
As reported	$	(577)	$	(542)	$	18,225
Pro forma		(957)		(827)		18,071
(Loss) income per common share						
As reported -Basic	$	(.03)	$	(.03)	$	.83
-Diluted		(.03)		(.03)		.83
Pro forma -Basic		(.05)		(.04)		.82
-Diluted		(.05)		(.04)		.82

A summary of the status of the Company's stock options granted as of December 31, 2001, 2000 and 1999 and the changes during the year ended on these dates is presented below:

	2001		2000		1999	
	Number of Shares of Underlying Options	Weighted Average Exercise Prices	Number of Shares of Underlying Options	Weighted Average Exercise Prices	Number of Shares of Underlying Options	Weighted Average Exercise Prices
Outstanding at beginning of year	1,782,276	$15.86	1,446,076	$19.03	1,213,375	$22.85
Granted	1,441,000	8.73	586,400	8.31	457,800	10.81
Exercised	2,000	7.19	-	-	-	-
Cancelled	20,234	16.11	250,200	16.52	225,099	22.89
Outstanding at end of year	3,201,042	12.66	1,782,276	15.86	1,446,076	19.03
Exercisable at end of year	1,043,024	18.35	690,993	21.23	528,086	22.56
Weighted average fair value of all options granted	$0.56		$0.45		$0.51	

The fair value of each option grant was estimated on the date of grant using the Black-Scholes options pricing model at December 31 using the following assumptions:

	2001	2000	1999
Risk free interest rate or range	4.9%	5.5%	6.3%
Dividend yield or range	10.89%	12.41%	14.93%
Expected life or range	7.57years	7.48 years	7.64 years
Expected volatility or range	26.71%	27.62%	25.98%

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Exercise Prices	Weighted Average Remaining Contract Life	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$7.00 to $8.00	113,000	$7.19	7.6	74,994	$7.19
$8.00 to $9.05	1,952,200	8.59	9.0	205,420	8.33
$10.00 to $11.75	42,000	10.23	9.0	6,333	11.46
$12.50 to $12.50	282,667	12.50	7.0	72,502	12.50
$22.00 to $24.10	811,175	23.39	4.6	683,775	23.26
$7.00 to $24.10	3,201,042	$12.66	7.6	1,043,024	$18.35

17. EXECUTIVE COMPENSATION

Executive Deferred Compensation Plan

The Company's Executive Deferred Compensation Plan (the "EDCP") was adopted by the Board of Directors on July 1, 1999. The EDCP was implemented to allow key employees the option of deferring receipt of compensation otherwise payable to them by the Company for their services and to create an opportunity for appreciation of the amount deferred upon appreciation of the Company's Common Shares. Any shares deferred are subject to the terms of the Equity-Based Incentive Compensation Plan.

Prior to January 1 of the EDCP year, any executive officer of the Company may elect to defer all or a portion of their eligible compensation (base salary and bonus) and such amount will be credited to a deferral account maintained on behalf of the executive. Amounts credited to the deferral account are converted to "share units" and represent deferred share awards under the Company's Equity-Based Incentive Compensation Plan. The deferral account is vested at all times. At December 31, 2001 and 2000, there no deferred amounts.

Executive Compensation and Employment Agreements

The Company has a three year employment agreement with the Chairman and Chief Executive Officer. This agreement, dated January 1, 1996, is automatically extended for an additional year at the end of each year of the agreement, subject to the right of either party to terminate by giving one year's prior written notice. The Company entered into an employment agreement with the Executive Vice President (former Chairman, President and Chief Executive Officer of MIGRA) for a period of three years which was subsequently terminated effective July 1, 1999. The Company charged $550,000 in 1999 to general and administrative expense related to the severance of this individual. Additionally, the Company has non-compete and severance agreements with certain other executive officers.

Supplemental Employee Retirement Plan

The Company's Supplemental Executive Retirement Plan (the "SERP") was adopted by the Board of Directors on January 1, 1997. This Plan was implemented to provide competitive retirement benefits for executive officers and to act as a retention incentive. This non-qualified, unfunded, defined contribution plan extends to certain named officers of the Company nominated by the Chief Executive Officer and approved by the Executive Compensation Committee of the Board. The SERP provides for the Company to make a contribution to the account of each of the participating officers at the end of each Plan year. The contribution, which is a percentage of eligible earnings (including base salary and payments under the Annual Incentive Plan), is set by the Committee at the beginning of each SERP year. Contributions will not be taxable to the participant (other than social security and federal unemployment taxes) until distribution. The account balances earn interest each year at a rate that approximates the Company's average cost of capital. The Executive Compensation Committee approves the interest rate at the beginning of each year. At December 31, 2001, 2000 and 1999, the Company recognized expense of $179,000, $132,000 and $272,000, respectively, relating to this Plan.

Annual Incentive Plan

Through the Annual Incentive Plan, executives are rewarded for short-term financial performance and achievement of established corporate objectives. In both 2001 and 2000, annual incentive opportunities were linked to performance relative to a Funds From Operations ("FFO") benchmark, as defined, as well as performance against individual goals. Annual incentive opportunities are set at the beginning of each plan year for eligible participants. Award payouts for performance against the financial benchmark are delivered in restricted shares. Award payouts for performance against individual objectives are delivered 50.0% in cash and 50.0% in restricted shares for 2000 and 100% in cash for 2001. If performance under the financial portion of the plan exceeds the benchmark, the participant's award is subject to a multiplier of up to one and one-half times the established award opportunity. This additional award is paid in restricted shares. At December 31, 2001, the Company recognized expense of $477,000 related to this plan. Of this amount, $189,000 represents amortization of the value of the restricted shares issued in relation to the 2000 financial performance (the value of these restricted shares are being amortized over a four year vesting period). At December 31, 2000, the Company recognized expense of $285,000 related to this plan.

Long-Term Plan

Participants in the Long-Term Plan, a long-term incentive compensation plan, will earn incentive compensation over a three year period (the "Plan Period") based on specific levels of FFO per share, as defined, that are established at the outset of the Plan Period. Initial awards under the Long-Term Plan were based on the Plan Period beginning January 1, 1995 and ending December 31, 1997. The Long-Term Plan terminates in 2005. There were no charges to earnings under this plan and no payments were made on the first eligibility date which occurred in 1998. Beginning with the calendar year 1998, a new three year Plan Period commenced. Payment of the incentive compensation earned under the Long-Term Plan may be made in cash, restricted shares of the Company's common shares or a combination thereof as determined by the Board of Directors. The second payment eligibility date was in 2001. At December 31, 2001 and 2000, no amounts were earned under this Plan and accordingly, there were no charges reflected on the Consolidated Statements of Income.

18. SEGMENT REPORTING

The Company has four reportable segments: (1) Acquisition/Disposition multifamily properties, (2) Same Store Market Rate ("Market Rate") multifamily properties, (3) Affordable Housing multifamily properties, and (4) Management and Service Operations. The Company has identified these segments based upon how management makes decisions regarding resource allocation and performance assessment. The Acquisition/Disposition properties represent acquired or developed properties which have not yet reached stabilization (the Company considers a property stabilized when its occupancy rate reaches 93.0% or one year following the purchase or delivery of the final units, whichever occurs first) and properties that have been sold. The Market Rate multifamily properties are same store conventional multifamily residential apartments. The Affordable Housing properties are multifamily properties for which the rents are subsidized and certain aspects of the operations are regulated by HUD pursuant to Section 8 of the National Housing Act of 1937. The Management and Service Operations provide management and advisory services to the Acquired, Market Rate and Affordable Housing properties which are owned by the Company, as well as to clients and properties not owned by the Company. All of the Company's segments are located in the United States. Effective January 1, 2001, management revised its reported segments by showing Acquisition/Disposition properties as a separate segment. Previously, Acquisition/Disposition properties were included within the Market Rate segment. Also, the Unallocated Corporate Overhead segment has been eliminated and the costs previously allocated to this segment have been reallocated to the other four segments. Management has adjusted the reportable segments in order to reflect a better representation of the operations of the Company. For comparability purposes, the presentation for the years ended December 31, 2000 and 1999 have been restated to reflect these revisions to the Company's reportable segments.

The accounting policies of the reportable segments are the same as those described in the "Basis of Presentation and Significant Accounting Policies". The Company previously evaluated the performance of its reportable segments based on EBITDA; however, effective January 1, 2001, management changed its evaluation performance measure to Net Operating Income ("NOI"), as the Company believes that NOI represents a more accurate measure of the reportable segment's activity. NOI is determined by deducting property operating and maintenance expenses from total revenues for the Acquisition/Disposition, Market Rate and Affordable Housing segments and deducting service companies expense, which is included within the general and administrative expenses in the Consolidated Statements of Income and painting service expense from total revenues for the Management and Service Operations segment. NOI should not be considered as an alternative to net income (determined in accordance with GAAP), as an indicator of the Company's financial performance, cash flow from operating activities (determined in accordance with GAAP) or as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Certain other real estate companies may define NOI in a different manner. Information on the Company's segments for the years ended December 31, 2001, 2000 and 1999 is as follows:

For the year ended December 31, 2001 (in thousands)	Acquisition/ Disposition	Market-Rate	Affordable Housing	Management and Service Operations	Total Consolidated
Total segment revenues	$ 11,473	$ 124,594	$ 9,904	$ 24,411	$ 170,382
Elimination of intersegment revenues	-	(298)	(77)	(12,887)	(13,262)
Consolidated revenues	11,473	124,296	9,827	11,524	157,120
Equity in net (loss) income of joint ventures	(186)	(287)	(13)	-	(486)
NOI*	5,187	69,324	5,577	3,145	83,233
Total assets	90,779	647,119	10,814	26,122	774,834

For the year ended December 31, 2000 (in thousands)	Acquisition/ Disposition	Market-Rate	Affordable Housing	Management and Service Operations	Total Consolidated
Total segment revenues	$ 15,130	$ 121,284	$ 10,013	$ 24,678	$ 171,105
Elimination of intersegment revenues	(2)	(354)	(215)	(13,428)	(13,999)
Consolidated revenues	15,128	120,930	9,798	11,250	157,106
Equity in net income (loss) of joint ventures	2	(136)	(30)	-	(164)
NOI*	7,923	68,094	5,731	3,094	84,842
Total assets	105,323	666,608	12,329	35,299	819,559

For the year ended December 31, 1999 (in thousands)	Acquisition/ Disposition	Market-Rate	Affordable Housing	Management and Service Operations	Total Consolidated
Total segment revenues	$ 17,060	$ 117,033	$ 9,872	$ 28,864	$ 172,829
Elimination of intersegment revenues	(3)	(310)	(52)	(13,909)	(14,274)
Consolidated revenues	17,057	116,723	9,820	14,955	158,555
Equity in net income of joint ventures	-	495	3	87	585
NOI*	7,928	65,088	5,956	6,647	85,619
Total assets	113,461	681,974	12,556	74,819	882,810

* Intersegment revenues and expenses have been eliminated in the computation of NOI for each of the segments.

A reconciliation of total segment NOI to total consolidated net income for the years ended December 31, 2001, 2000 and 1999 is as follows:

(in thousands)	2001	2000	1999
Total NOI for reporting segments	$ 83,233	$ 84,842	$ 85,619
Depreciation and amortization	(34,381)	(34,363)	(33,992)
General and administrative expense (excluding service companies expense)	(6,875)	(7,729)	(9,337)
Interest expense	(42,973)	(44,756)	(39,418)
Gain on disposition of properties and land, net	7,047	7,512	19,630
Equity in net (loss) income of joint ventures	(486)	(164)	585
Minority Interest in operating partnership	(479)	(400)	(241)
Extraordinary item	(179)	-	(3,456)
Cumulative effect of a change in accounting principle	-	-	4,319
Consolidated net income	$ 4,907	$ 4,942	$ 23,709

19. CHANGE IN ACCOUNTING PRINCIPLE

Effective January 1, 1999, the Company changed its method of accounting to capitalize expenditures for certain replacements and improvements, such as new HVAC equipment, structural replacements, windows, appliances, flooring, carpeting and kitchen/bath replacements and renovations. Previously, these costs were charged to operations as incurred. Ordinary repairs and maintenance, such as unit cleaning and painting, and appliance repairs are expensed. The Company believes the change in the capitalization method provides an improved measure of the Company's capital investment, provides a better matching of expenses with the related benefit of such expenditures, including associated revenues, and is in the opinion of management, consistent with industry practice. The cumulative effect of this change in accounting principle increased net income for the year ended December 31, 1999 by $4.3 million or $.19 per share (basic and diluted). The effect of this change was to increase income before cumulative effect of a change in accounting principle by $7.5 million or $.34 per share (basic and diluted) for the year ended December 31, 1999.

20. SUBSEQUENT EVENTS

Dividends Declared

On December 12, 2001, the Company declared a quarterly dividend of $0.25 per common share, which was paid on February 1, 2002 to shareholders of record on January 16, 2002.

On February 6, 2002, the Company declared a quarterly dividend of $0.60938 per Depositary Share on its Class A Cumulative Preferred Shares which will be paid on March 15, 2002 to shareholders of record on March 1, 2002.

Sale of Property

On January 18, 2002, the Company completed the sale of a property located in Central Ohio. The buyer purchased the property for a sales price of $4.0 million. The sale resulted in an estimated gain of approximately $250,000 which will be recognized in the quarter ending March 31, 2002.

Secured Debt

On February 1, 2002, the Company completed the refinancing of $10.9 million of maturing debt. The new loan requires monthly principal and interest payments through the maturity date of January 1, 2005. The interest rate is equal to the Prime Rate or under certain conditions at a rate of LIBOR plus 2.0%. The Company is currently paying interest at the prime rate which is currently 4.75%.

Notes Receivable

On February 27, 2002, the Company's Board of Directors extended to May 1, 2005, the two notes receivable from the Company's Chief Executive Officer. These two notes aggregate $3.3 million and were to mature May 1, 2002. All other terms and conditions remain unchanged.

21. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

(in thousands, except per share data)	2001			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 39,638	$ 39,914	$ 39,344	$ 38,224
(Loss) income before extraordinary item	(587)	3,009	2,406	258
Extraordinary item	-	-	-	(179)
Net (loss) income	(587)	3,009	2,406	79
Net (loss) income applicable to common shares	(1,959)	1,638	1,035	(1,291)
Earnings Per Common Share - Basic:				
(Loss) income before extraordinary item	$ (.10)	$ .08	$ .05	$ (.06)
Extraordinary item	-	-	-	(.01)
Net (loss) income applicable to common shares	(.10)	.08	.05	(.07)
Weighted average number of shares outstanding	19,378	19,429	19,430	19,422
Earnings Per Common Share - Diluted:				
(Loss) income before extraordinary item	$ (.10)	$ .08	$ .05	$ (.06)
Extraordinary item	-	-	-	(.01)
Net (loss) income applicable to common shares	(.10)	.08	.05	(.07)
Weighted average number of shares outstanding	19,378	19,622	19,714	19,422

(in thousands, except per share data)	2000			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Revenues	$ 38,280	$ 39,459	$ 40,341	$ 39,026
Net (loss) income	(1,617)	(685)	8,516	(1,272)
Net (loss) income applicable to common shares	(2,988)	(2,056)	7,145	(2,643)
Earnings Per Common Share - Basic:				
Net (loss) income applicable to common shares	$ (.15)	$ (.10)	$ .36	$ (.14)
Weighted average number of shares outstanding	20,279	19,611	19,724	19,338
Earnings Per Common Share - Diluted:				
Net (loss) income applicable to common shares	$ (.15)	$ (.10)	$ .36	$ (.14)
Weighted average number of shares outstanding	20,279	19,611	19,734	19,338

Historical Data

(dollars in thousands, except per share amounts and average monthly rental revenues)

	2001	2000	1999	(e) 1998	(e) 1997
Operating Data:					
Revenues					
Rental	$ 142,514	$ 144,099	$ 143,137	$ 132,514	$ 101,640
Property and asset management, and acquisition and disposition fees	8,123	8,120	10,918	6,200	3,752
Painting services	2,196	1,530	1,524	1,606	1,664
Other	4,287	3,357	2,976	2,479	1,754
Total revenues	157,120	157,106	158,555	142,799	108,810
Expenses and charges	158,116	159,112	155,683	126,029	91,291
(Loss) income from operations	(996)	(2,006)	2,872	16,770	17,519
Equity in net (loss) income of joint ventures	(486)	(164)	585	445	561
(Loss) income before gain on disposition of properties and land, net, minority interest expense, extraordinary item and cumulative effect of a change in accounting principle	(1,482)	(2,170)	3,457	17,215	18,080
Gain on disposition of properties and land, net	7,047	7,512	19,630	503	1,608
Minority interest expense	(479)	(400)	(241)	(78)	-
Income before extraordinary item and cumulative effect of a change in accounting principle	5,086	4,942	22,846	17,640	19,688
Extraordinary item	(179)	-	(3,456)	(125)	1,024
Cumulative effect of a change in accounting principle	-	-	4,319	-	-
Net income	$ 4,907	$ 4,942	$ 23,709	$ 17,515	$ 20,712
Net (loss) income applicable to common shares	$ (577)	$ (542)	$ 18,225	$ 12,030	$ 15,228
Earnings per common share - Basic:					
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	$ (.02)	$ (.03)	$ .79	$ .61	$ .88
Net (loss) income	$ (.03)	$ (.03)	$ .83	$ .61	$ .94
Weighted average number of common shares outstanding	19,415	19,733	22,051	19,865	16,198
Earnings per common share - Diluted:					
(Loss) income before extraordinary item and cumulative effect of a change in accounting principle	$ (.02)	$ (.03)	$ .79	$ .60	$ .88
Net (loss) income	$ (.03)	$ (.03)	$ .83	$ .60	$ .94
Weighted average number of common shares outstanding	19,415	19,733	22,053	20,060	16,216
Dividends declared per common share	$ 1.25	$ 1.25	$ 1.125	$ 1.86	$ 1.86
Other data:					
Funds From Operations (a) (f)	$ 25,708	$ 24,963	$ 29,291	$ 35,055	$ 30,969
Net Operating Income (b) (g)	$ 83,233	$ 84,842	$ 85,619	$ 74,765	$ 58,364
Total properties (at end of period) - includes joint ventures	84	90	93	101	88
Total multifamily units (at end of period) - includes joint ventures	19,807	20,738	20,103	21,558	17,600

(continued on following pages)

Historical Data con't

(dollars in thousands, except per share amounts and average monthly rental revenues)

	2001	2000	1999	(e) 1998	(e) 1997
Average monthly rental revenue per multifamily unit	$ 653	$ 646	$ 633	$ 593	$ 587
Physical Occupancy (c)	90.5%	91.5%	93.4%	94.7%	94.1%
Balance Sheet Data at December 31:					
Real estate assets, net	$ 716,079	$ 742,183	$ 777,072	$ 801,730	$ 515,830
Total assets	774,834	819,559	882,810	840,785	553,910
Total debt (d)	552,069	568,177	579,186	503,905	318,170
Total shareholders' equity	171,996	196,456	238,182	259,188	181,158

(a) The Company considers Funds From Operations ("FFO"), as defined by the National Association of Real Estate Investment Trusts ("NAREIT"), to be one of the measures of the performance of an equity REIT.

The Company defines FFO as the inclusion of all operating results applicable to common shareholders, both recurring and non-recurring, except those defined as "extraordinary items" under GAAP, adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. Certain other real estate companies may define FFO in a different manner.

(b) Management uses Net Operating Income ("NOI") as its evaluation measure of the reportable segments' activity. NOI is determined by deducting property operating and maintenance expenses from total revenues for the Acquisition/Disposition, Market Rate and Affordable Housing segments and deducting service companies expense, which is included within the general and administrative expense in the Consolidated Statements of Income and painting service expense from total revenues for the Management and Service Operations segment. NOI should not be considered as an alternative to net income (determined in accordance with GAAP), as an indicator of the Company's financial performance, cash flow from operating activities (determined in accordance with GAAP) or as a measure of the Company's liquidity, nor is it necessarily indicative of sufficient cash flow to fund all of the Company's needs. Other real estate companies may define NOI in a different manner.

(c) Physical Occupancy represents the actual number of units leased divided by the total number of units available at the end of the period.

(d) Amount excludes the Company's share of mortgage indebtedness relating to the unconsolidated joint ventures of approximately $42,245, $24,986, $17,249, $17,453 and $17,752 at December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

(e) These amounts do not include an adjustment to reflect the change in the Company's accounting policy for accounting for certain replacements and improvements which was effective January 1,1999 (See Note 19 to the financial statements).

(f) Reconciliation of Funds From Operations to Net Income:

	2001	2000	1999	1998	1997
Funds From Operations	$25,708	$24,963	$29,291	$35,055	$30,969
Depreciation - real estate assets	(31,095)	(30,605)	(29,900)	(22,705)	(17,926)
Depreciation - real estate assets joint venture	(904)	(691)	(498)	(426)	(447)
Amortization of intangible assets	(1,156)	(1,721)	(1,161)	(272)	-
Gain on disposition of properties and land,net	7,047	7,512	19,630	504	1,608
Extraordinary item	(179)	-	(3,456)	(125)	1,024
Extraordinary item - joint ventures	2	-	-	-	-
Cumulative effect of a change in accounting principle	-	-	4,319	-	-
Preferred stock dividends	5,484	5,484	5,484	5,484	5,484
Net income	$ 4,907	$ 4,942	$23,709	$17,515	$20,712

(g) Reconciliation of Net Operating Income to Net Income:

	2001	2000	1999	1998	1997
Net Operating Income	$83,233	$84,842	$85,619	$74,765	$58,364
Depreciation and amortization	(34,381)	(34,363)	(33,992)	(23,846)	(18,566)
General and administrative expense excluding service companies expense	(6,875)	(7,729)	(9,337)	(4,046)	(2,434)
Interest expense	(42,973)	(44,756)	(39,418)	(30,103)	(19,845)
Gain on disposition of properties and land, net	7,047	7,512	19,630	504	1,608
Equity in net (loss) income of joint ventures	(486)	(164)	585	445	561
Minority interest in operating partnership	(479)	(400)	(241)	(79)	-
Extraordinary item	(179)	-	(3,456)	(125)	1,024
Cumulative effect of a change in accounting principle	-	-	4,319	-	-
Net income	$ 4,907	$ 4,942	$23,709	$17,515	$20,712

Properties

The following is a list of properties owned by the Company as of March 2002:

Properties	Property Type	Date Acquired	Location	Type of Construction	Total Units	Year Built or Rehab
Arizona						
20th & Campbell Apartments	MR	06/30/98	Phoenix	Garden	204	1989
Florida						
Cypress Shores	MR	02/03/98	Coconut Creek	Garden	300	1991
Windsor Pines	MR	10/23/98	Pembroke Pines	Garden	368	1998
Windsor at Kirkman	MR	07/06/98	Orlando	Low Rise/Garden	460	2000
					1,128	
Georgia						
The Falls Apartments	MR	02/03/98	Atlanta	Garden	520	1986
Morgan Place Apartments	MR	06/30/98	Atlanta	Garden	186	1989
Idlewylde	JVMR	5/15/00	Duluth	Garden	308	2000
					1,014	
Indiana						
The Residence at White River	MR	02/06/97	Indianapolis	Garden	228	1991
Steeplechase at Shiloh Crossing Apts	MR	08/11/98	Indianapolis	Garden	264	1998
Waterstone Apartments	MR	08/29/97	Indianapolis	Garden	344	1997
					836	
Maryland						
The Gardens at Annen Woods	MR	06/30/98	Metro D.C.	Garden	132	1987
Hampton Point Apartments	MR	06/30/98	Metro D.C.	Garden	352	1986
Reflections Apartments	MR	02/03/98	Metro D.C.	Garden	184	1985
					668	
Michigan						
Arbor Landings Apartments	MR	01/20/95	Ann Arbor	Garden	328	1990/99
Aspen Lakes	MR	09/04/96	Grand Rapids	Garden	144	1981
Central Park Place	MR	12/29/94	Grand Rapids	Garden	216	1988
Clinton Place	MR	08/25/97	Clinton Twp.	Garden	202	1988
Country Place Apartments	MR	06/19/95	Mt. Pleasant	Garden	144	1987/89
Georgetown Park Apartments	MR	12/28/94	Fenton	Garden	480	1987/99
The Landings at the Preserve	MR	09/21/95	Battle Creek	Garden	190	1990/91
The Oaks and Woods at Hampton	MR	08/08/95	Rochester Hills	Garden/Townhomes	544	1986/88
Spring Brook Apartments	MR	06/20/96	Holland	Garden/Townhomes	168	1986/88
Spring Valley Apartments	MR	10/31/97	Farmington Hills	Garden	224	1987
Summer Ridge Apartments	MR	04/01/96	Kalamazoo	Garden	248	1989/91
					2,888	
North Carolina						
Windsor Falls Apartments	MR	06/30/98	Raleigh	Garden	276	1994
Ohio						
Arrowhead Station	MR	02/28/95	Columbus	Townhomes	102	1987
Americana	JVMR	IPO	Euclid	High Rise	738	1968
Bay Club	MR	IPO	Willowick	Garden	96	1990
Bedford Commons	MR	12/30/94	Columbus	Townhomes	112	1987
Bolton Estates	MR	07/27/94	Columbus	Garden	196	1992
Bradford at Easton	MR	05/01/98	Columbus	Garden	324	1996
College Towers	JVMR	IPO	Kent	Mid Rise	458	1969
Colony Bay East	MR	02/21/95	Columbus	Garden	156	1994
Country Club Apartments	MR	02/19/98	Toledo	Garden	316	1989
Ellet Development	AHE	IPO	Akron	High Rise	100	1978
Gates Mills III	MR	IPO	Mayfield Heights	High Rise	320	1978
Gates Mills Club	CC	IPO	Mayfield Heights	High Rise	120	1980
Gates Mills Towers	JVMR	IPO	Mayfield Heights	High Rise	757	1969
Hawthorne Hills Apartments	MR	05/14/97	Toledo	Garden	88	1973
Heathermoor	MR	08/18/94	Worthington	Garden/Townhomes	280	1989
Highland House	JVMR	IPO	Painesville	Garden	36	1964
Hillwood I	AHE	IPO	Akron	High Rise	100	1976
Jennings Commons	AHF	IPO	Cleveland	Garden	50	1981
Kensington Grove	MR	07/17/95	Westerville	Garden/Townhomes	76	1995
Kensington Village	MR	09/14/95	Toledo	Garden/Townhomes	506	1985/90
Lake Forest	MR	07/28/94	Columbus	Garden	192	1994
Lakeshore Village	AHF	IPO	Cleveland	Garden	108	1982
Mallard's Crossing	MR	02/16/95	Medina	Garden	192	1990
Muirwood Village at Bennell	MR	03/07/94	Columbus	Ranch	164	1988

continued

Properties	Property Type	Date Acquired	Location	Type of Construction	Total Units	Year Built or Rehab
Oak Bend Commons	MR	05/30/97	Canal Winchester	Garden/Townhomes	102	1997
The Oaks	CC	IPO	Westlake	Garden	50	1985
Pendleton Lakes East	MR	08/25/94	Columbus	Garden	256	1990/93
Perimeter Lakes	MR	09/20/96	Dublin	Garden/Townhomes	189	1992
Portage Towers	MR	IPO	Cuyahoga Falls	High Rise	376	1973
River Park (c)	AHE	IPO	Cleveland	High Rise	100	1981
Remington Place Apartments	MR	03/31/97	Cincinnati	Garden	234	1988/90
The Residence at Barrington	MR	06/30/99	Aurora	Garden/Townhomes	288	1999
Residence at Christopher Wren	MR	03/14/94	Gahanna	Garden/Townhomes	264	1993
Residence at Turnberry	MR	03/16/94	Pickerington	Garden/Townhomes	216	1991
Riverview Towers	AHE	IPO	Massillon	High Rise	98	1979
Saw Mill Village	MR	04/22/97	Columbus	Garden	340	1987
Shaker Park Gardens II	AHF	IPO	Warrensville	Garden	151	1964
State Road Apartments	AHE	IPO	Cuyahoga Falls	Garden	72	1977 r
Statesman	AHE	IPO	Shaker Heights	Garden	47	1987 r
Sterling Park	MR	08/25/94	Grove City	Garden	128	1994
Sutliff Apartments II	AHE	IPO	Cuyahoga Falls	High Rise	185	1979
Tallmadge Acres	AHE	IPO	Tallmadge	Mid Rise	125	1981
The Triangle (a)	MR	IPO	Cleveland	High Rise	279	1989
Twinsburg Apartments	AHE	IPO	Twinsburg	Garden	100	1979
Vantage Villa	MR	10/30/95	Toledo	Garden	150	1974
The Village at Avon	MR	6/9/98	Avon	Ranch	312	2001
The Village of Western Reserve	MR	08/01/98	Streetsboro	Ranch	108	1998
Village Towers	AHE	IPO	Jackson Twp.	High Rise	100	1979
Watergate	JVMR	IPO	Euclid	High Rise	949	1971
West High Apartments	AHE	IPO	Akron	Mid Rise	68	1981 r
Westchester Townhouses	MR	IPO	Westlake	Townhomes	136	1989
Westlake Townhomes	MR	IPO	Westlake	Townhomes	7	1985
Williamsburg Townhomes	RP	02/18/94	Sagamore Hills	Townhomes	260	1990/98
Winchester Hills I (b)	MR	IPO	Willoughby Hills	High Rise	362	1972
Winchester Hills II	MR	IPO	Willoughby Hills	High Rise	362	1979
					12,001	
Pennsylvania						
Chestnut Ridge	MR	03/01/96	Pittsburgh	Garden	468	1986
Texas						
Fleetwood Apartments	MR	06/30/98	Houston	Garden	104	1993
					19,587	

MR = Market Rate Properties
RP = Repositioned Properties
AHE = Affordable Housing Elderly
AHF = Affordable Housing Family
CC = Congregate Care
JVMR = Joint Venture Properties Market Rate

r = Rehabilitated

(a) The Triangle also contains 63,321 square feet of office/retail space.
(b) The Company acquired a noteholder interest entitling the Company to substantially all cash flows from operations. The Company has certain rights under a security agreement to foreclose on the property to the extent that the unpaid principal and interest on the underlying notes exceed seven years equivalent principal and interest payments.
(c) The property was developed in 1981 subject to a warranty deed provision which states that the assignment of fee simple title of the property to the Company shall expire in 2037.

Shareholder Information

Corporate Headquarters

Associated Estates Realty Corporation
5025 Swetland Court
Richmond Heights, Ohio 44143-1467
216-261-5000

Annual Meeting

The annual meeting of shareholders of Associated Estates Realty Corporation will be held on Wednesday, May 8, 2002 at 10:00 a.m. E.S.T. at:

The Forum
One Cleveland Center
1375 East 9th Street
Cleveland, Ohio 44114

Independent Accountants

PricewaterhouseCoopers LLP
Cleveland, Ohio

Legal Counsel

Baker & Hostetler LLP
Cleveland, Ohio

Transfer Agent, Registrar and Dividend Disbursing Agent

National City Bank
Corporate Trust Department
P.O. Box 92301
Cleveland, Ohio 44193-0900
Telephone: 800-622-6757

Dividend Reinvestment and Stock Purchase Plan

The Company maintains a Dividend Reinvestment and Stock Purchase Plan for registered shareholders. Details of the Plan are available by contacting the Company or the transfer agent.

The Company is also a participant in the National Association of Investors Corporation (NAIC) low cost investment plan. In addition, AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations page on www.aecrealty.com.

Investor Relations

Additional information, including a copy of the Company's Form 10-K filed with the Securities and Exchange Commission, may be obtained by contacting Investor Relations in writing at the corporate headquarters address above, by telephone at 216-797-8752, via e-mail at IR@aecrealty.com or through the Company's web site on the Internet at www.aecrealty.com.

As a service to our shareholders and prospective investors, automatic e-mail notification of press releases and AEC's daily closing stock price are available by enrolling for these services through the Investor Relations "News" section of www.aecrealty.com.

New York Stock Exchange

AEC: Common Shares
AECPRA: Class A Cumulative Redeemable Preferred Shares

The number of holders of record of the Company's common shares at March 15, 2002 was 843. The high and low closing sale prices of the Company's common shares for each quarter in 2001 and 2000 as reported by the New York Stock Exchange are shown below.

	Price Range				Dividends Declared Per Share	
	2001		2000			
	High	Low	High	Low	2001	2000
First Quarter	$ 8.85	$ 8.00	$ 9.56	$ 8.06	$ .50(1)	$ .75(1)
Second Quarter	10.66	8.16	8.94	6.44	.25	.25
Third Quarter	10.21	8.99	8.25	7.13	.25	.25
Fourth Quarter	9.39	8.55	8.75	7.81	.25	.00
					$ 1.25	$ 1.25

(1) The Company declared dividends of $.25 per share on January 3, 2001 and March 26, 2001. Additionally, the Company declared dividends of $.375 per share on January 4, 2000 and March 31, 2000. The timing of these declarations came about as a result of the fourth quarter 1999 dividend declaration being deferred to January 4, 2000 and the fourth quarter 2000 dividend declaration being deferred to January 3, 2001.



OFFICERS

Kathleen L. Alex
Vice President and Chief Information Officer

Lou Fatica
Vice President, Treasurer, and Chief Financial Officer

Martin A. Fishman
Vice President, General Counsel and Secretary

Jeffrey I. Friedman
Chairman and Chief Executive Officer

Barbara E. Hasenstab
Vice President of Investor Relations
and Corporate Communications

JoAnn C. Hirsh
Vice President of Operations, Northeast Ohio Region

William T. Hughes, Jr., Ph.D.
Vice President, Director of Research and Portfolio

Susan S. Kwarciak
Vice President of Portfolio, East

Daniel L. Powers
Vice President of Operations, Western Region

Charles J. Stone
Vice President of Operations, Eastern Region

Steven C. Thrower
Vice President of Portfolio, West

Louis E. Vogt
President and Chief Operating Officer

Nan R. Zieleniec
Vice President of Human Resources

BOARD OF DIRECTORS

Albert T. Adams
Partner
Baker & Hostetler LLP

James M. Delaney
Consultant

Jeffrey I. Friedman
Chairman and Chief Executive Officer
of the Company

Gerald C. McDonough
Retired

Mark L. Milstein
President
Adam Construction Company

Frank E. Mosier
Retired

Richard T. Schwarz
Partner
Sycamore Partners LLC

Louis E. Vogt
President and Chief Operating Officer
of the Company

Larry E. Wright*
Private Investor



**Mr. Wright will not stand for re-election at the May 8, 2002 annual meeting.*



ASSOCIATED ESTATES REALTY CORPORATION • 5025 Swetland Court • Richmond Heights, Ohio 44143 • 216-261-5000 • www.aecrealty.com